Exhibit 99.(2)

Execution Version

PURCHASE AND SALE AGREEMENT

among

ASPEN EXPLORATION CORPORATION

and certain persons listed on the Annexes hereto,

as Sellers,

and

VENOCO, INC.,

as Buyer,

Colusa, Glenn, Solano, Sutter, Tehama, and Yolo
Counties, California

Dated February 18, 2009

Effective December 1, 2008

i

(continued)

(continued)

(continued)

(continued)

v

ANNEXES

Annex	Description	Section Where Defined
I	Initial Sellers	Recitals
II	Additional Sellers	Recitals
III	Form of Direct Joinder Agreement	Recitals
IV	Form of Indirect Joinder Agreement	Recitals
V	Persons Subject to Voting Agreement	Recitals
VI	Form of Voting Agreement	Recitals
VII	Form of Aspen Press Release	15.5
VIII	Form of Aspen 8-K	15.5

EXHIBITS

Exhibit	Description	Section Where Defined
A-1	Leases and Lands	1.2.a
A-2	Wells	1.2.b
A-3	Rights-of-Way and Surface Leases	1.2.e
A-4	Equipment and Facilities	1.2.e
A-5	Seismic Data	1.2.f
B	Material Agreements	1.2.d
C	Allocated Values	2.4
C-1 — Allocated Value by Seller
C-2 — Allocated Value by Well
D	Form of Assignment and Bill of Sale	11.2.a
E	Aspen’s Wire Instructions	2.2 and 11.2.c
F	Sellers’ Certificate	11.2.e
G	Buyer’s Certificate	11.2.f
H	Non-Foreign Affidavit	11.2.g
I	Suspense Accounts	12.2

SCHEDULES

Schedule	Description	Section Where Defined
6.12	Consents and Preference Rights	6.12

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (“Agreement”), dated February 18, 2009, is by and among Aspen Exploration Corporation, a Delaware corporation, whose address is 2050 S. Oneida Street, Suite 208, Denver, Colorado 80224 (“Aspen”), the persons identified on Annex I hereto (such persons, together with Aspen, being hereinafter referred to as the “Initial Sellers”), and Venoco, Inc., a Delaware corporation, whose address is 370 17th Street, Suite 3900, Denver, Colorado 80202-1370 (“Buyer”).

RECITALS

A.            The Initial Sellers own certain real and personal property interests located in Colusa, Glenn, Solano, Sutter, Tehama, and Yolo Counties, California, and certain other persons identified on Annex II (such other persons, the “Additional Sellers”) own certain additional interests in the same properties, in each case as more fully described in Section 1.2 below (the “Assets”).

B.            Initial Sellers desire to sell their interests in the Assets to Buyer, and to give the Additional Sellers the opportunity to sell their interests in the Assets to Buyer on the same terms.

C.            Buyer desires to purchase the Assets from the Initial Sellers and the Additional Sellers upon the terms and conditions set forth in this Agreement (the “Transaction”).

D.            Contemporaneously with the execution and delivery hereof, each Initial Seller other than Aspen is becoming a party hereto by executing and delivering a Joinder Agreement in the form attached hereto as Annex III, which agreement contemplates that such Initial Seller will convey its interests in the Assets directly to Buyer at the Closing (as that term is defined in Section 11.1) (a “Direct Joinder Agreement”), or a Joinder Agreement in the form attached hereto as Annex IV, which agreement contemplates that such Initial Seller will convey its interests in the Assets to Aspen, and that Aspen will assume the obligation of such Seller to convey the Assets to Buyer at the Closing (an “Indirect Joinder Agreement,” each of a Direct Joinder Agreement and an Indirect Joinder Agreement being referred to collectively herein as a “Joinder Agreement”).

E.             Subject to the terms hereof, any Additional Seller may become a party to this Agreement by executing either a Direct Joinder Agreement or an Indirect Joinder Agreement and delivering same to Aspen and Buyer, all such Additional Sellers being referred to, collectively with the Initial Sellers, as “Sellers”.

F.             Each Seller other than Aspen (each, a “Non-Aspen Seller”), by execution of a Joinder Agreement, is appointing, or will appoint, Aspen as the exclusive agent, proxy and attorney in fact for such Seller for all purposes of this Agreement as to which Aspen is authorized to act as the Seller Representative (as that term is defined in Section 2.3)  pursuant to the terms hereof.

G.            As an inducement to Buyer to enter into this Agreement, concurrently with the execution and delivery of this Agreement, with the approval of Aspen’s Board of Directors,

Buyer has entered into voting agreements with each of the persons set forth on Annex V attached hereto, in the form attached hereto as Annex VI, pursuant to which such parties have, among other things, agreed to support the Transaction upon the terms and conditions set forth therein (collectively, the “Voting Agreements”).

AGREEMENT

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers and Buyer agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1          Purchase and Sale.  Subject to the terms and conditions set forth herein, Sellers agree to sell and convey to Buyer, and Buyer agrees to purchase and receive from Sellers, all of Sellers’ right, title and interest in the Assets, pursuant to the terms and conditions of this Agreement.

1.2          Assets.  The “Assets” are, subject to Section 1.3, all of Sellers’ right, title, and interest in and to the following real and personal property interests located in Colusa, Glenn, Solano, Sutter, Tehama, and Yolo Counties, California:

a.             The oil and gas leases described on Exhibit A-1 (the “Leases”), covering the lands described on Exhibit A-1 (the “Lands”); and the oil, gas and all other hydrocarbons (“Hydrocarbons”), in, on or under or that may be produced from the Lands.

b.             The oil and gas wells located on the Leases and Lands, or lands pooled or unitized therewith, including without limitation the oil and gas wells described on Exhibit A-2 (the “Wells”), all injection and disposal wells on the Leases and Lands, and all personal property and equipment associated with the Wells as of the Effective Date.

c.             The rights, to the extent transferable, in and to all existing and effective unitization, pooling and communitization agreements, declarations and orders, to the extent that they relate to or affect any of the interests described in Sections 1.2.a and 1.2.b or the post-Effective Time production of Hydrocarbons from the Leases and Lands.

d.             The rights, to the extent transferable, in and to Hydrocarbon, gathering and processing contracts, operating agreements, balancing agreements, joint venture agreements, partnership agreements, farmout agreements, marketing and production sales agreements (but only such marketing and production sales agreements that are terminable on 30 days’ notice or less), and other contracts, agreements and instruments relating to the interests described in Sections 1.2.a, 1.2.b and 1.2.c, including without limitation the agreements described on Exhibit B (the “Material Agreements”).

e.             All of the personal property, fixtures, improvements  (including without limitation the equipment and facilities described on Exhibit A-4) (the “Equipment and Facilities”) and permits, licenses, approvals, servitudes, rights-of-way, easements, surface leases

(including without limitation the rights-of-way, easements and surface leases described on Exhibit A-3) and other surface rights, tanks, boilers, buildings, improvements, injection facilities, saltwater disposal facilities, other appurtenances and facilities located on and used in connection with or otherwise related to the exploration for or production, gathering, treatment, processing, storing, or transporting of Hydrocarbons or water produced from the Assets described in Sections 1.2.a through 1.2.d.

f.              All seismic data set forth on Exhibit A-5 and, subject to applicable third-party licensing restrictions or other restrictions on disclosure or transfer, any other seismic data regarding the Lands or Leases (“Seismic Data”); Sellers’ Lease and well files; gas processing files; division order files; abstracts; title opinions; land surveys; well logs; maps; engineering data and reports; reserve studies and evaluations (insofar as they cover and exist within the boundaries of the Lands), geological and geophysical data and all technical evaluations, interpretive data and technical data and information relating to the Assets; provided, however, the foregoing shall not include any files, records, data or information which is attorney work product or subject to attorney client privilege or any files, data or information which by agreement a Seller is required to keep confidential except and to the extent a waiver in writing is obtained of any such confidential requirements (the “Records”).

g.             All intangible and tangible property and rights and all claims against third parties, insurance proceeds, audit rights and all other rights, privileges, benefits and powers, conferred upon the owner and holder of interests in the Lands, Leases, Equipment and Facilities, Wells, Seismic Data and Records.

h.             All warranties and indemnities in favor of Sellers or their respective predecessors in title from third parties relating to the Lands, Leases, Equipment and Facilities, Wells, Seismic Data and Records, except that Sellers may maintain the concurrent benefit of such warranties or indemnities to the extent Sellers are indemnifying Buyer hereunder.

1.3          Excluded Assets.  For any and all Non-Aspen Sellers, the Assets shall not include any interests in real or personal property other than such Seller’s proportional interest (based on the interests as reflected in Exhibit A-1, Exhibit A-2 and Exhibit C, as appropriately adjusted if it is ultimately determined that Seller’s actual proportional interests are different than those set forth on such exhibits) in personal property, equipment, and other Assets associated with the Lands, Leases and Wells described in Exhibit A-1, Exhibit A-2, Exhibit A-3, Exhibit A-4, and Exhibit B.  By way of example, both ABA Energy Corporation (“ABA”) and Aspen own a working and net revenue interest in the Santa Clara #1 well which ABA operates.  ABA’s interest in the well is not reflected on Exhibit A-1, Exhibit A-2 or Exhibit C; accordingly, ABA will not be transferring its interest in this well to Buyer even though Aspen’s interest in the well is included in the Assets and will be transferred to Buyer.  Further, certain Sellers shall retain a royalty interest in certain of the Assets; the effect of such interests is reflected in Exhibit A-1, Exhibit A-2 or Exhibit C.

1.4          Effective Time.  The purchase and sale of the Assets shall be effective as of December 1, 2008 at 12:01 a.m., Pacific Time (the “Effective Time”).

ARTICLE 2

PURCHASE PRICE

2.1          Purchase Price.  The purchase price for the Assets, assuming that all Additional Sellers become Sellers hereunder, shall be Twenty-Five Million Dollars ($25,000,000.00) (the “Purchase Price”), subject to adjustment pursuant to the terms hereof.  At Closing, Buyer shall pay each Seller a portion of the Purchase Price equal to the Allocated Value of such Seller’s Assets as set forth on Exhibit C (the “Per Seller Purchase Price”), as adjusted pursuant to the terms hereof, by wire transfer of immediately available funds to such Seller pursuant to wire instructions provided by such Seller to Buyer not less than three business days prior to the Closing.

2.2          Deposit.  Concurrently with the execution of this Agreement, Buyer shall wire to Aspen, for the benefit of the Sellers, in immediately available funds the amount of One Million, Two Hundred and Fifty Thousand Dollars ($1,250,000.00) (as adjusted pursuant to the following sentence, the “Deposit”) as directed on Exhibit E.  Promptly following the Joinder Deadline (as that term is defined in Section 4.13), Buyer shall wire additional funds to Aspen such that the total Deposit will be equal to 10% of the Allocated Value of all Assets to be purchased by Buyer at the Closing.  The Deposit, together with all Interest thereon, shall be held by Aspen for the benefit of Sellers and, subject to the terms of Article 10 of this Agreement, either (i) retained by Aspen and applied against Aspen’s Per Seller Purchase Price in the event the Closing is consummated, (ii) paid by Aspen to each Seller pro rata based on its Per Seller Purchase Price in the circumstances set forth in Section 10.3.c.i or Section 10.3.c.ii or (iii) returned to Buyer promptly following the termination of this Agreement in all other circumstances.  For the purposes of this Agreement, “Interest” shall mean interest on the Deposit at the rate actually earned for the period from the time the Deposit is paid to Aspen until it is retained by Aspen, returned to Buyer or paid to Sellers, as applicable, pursuant to this Section 2.2.

2.3          Adjustments to Purchase Price.  The Purchase Price shall be adjusted according to this Section without duplication.  For all adjustments known as of Closing, the Purchase Price shall be adjusted at Closing pursuant to a “Preliminary Settlement Statement” approved by Aspen, acting as representative of each Seller (the “Seller Representative”) and Buyer on or before Closing.  A draft of the Preliminary Settlement Statement will be prepared by the Seller Representative and provided to Buyer ten (10) business days prior to Closing.  The Preliminary Settlement Statement shall set forth the Purchase Price as adjusted using the best information available at the Closing Date which amount shall be paid at Closing and is referred to as the “Closing Amount.”  At Closing, Buyer shall pay each Seller a portion of the Closing Amount equal to the Allocated Value of such Seller’s Assets as set forth on Exhibit C, subject to adjustment pursuant to the terms hereof (the “Per Seller Closing Amount”).  Each Per Seller Closing Amount shall be paid at Closing by wire transfer of immediately available funds in accordance with the wiring instructions provided pursuant to Section 2.1.  After Closing, final adjustments to the Purchase Price shall be made pursuant to the Final Settlement Statement to be delivered pursuant to Section 12.1.  For the purposes of this Agreement, the term “Property Expenses” shall mean all capital expenses, joint interest billings, lease operating expenses, lease rental and maintenance costs, royalties, overriding royalties, taxes (apportioned as of the Effective Time pursuant to Article 13), drilling expenses, workover expenses, geological, geophysical and any other exploration or development expenditures chargeable under applicable operating agreements or other agreements consistent with the standards established by the Council of Petroleum Accountant Societies of North America that are attributable to the maintenance and operation of the Assets during the period in question.

a.             Upward Adjustments.  The Per Seller Purchase Price for each Seller shall be adjusted upward by the following:

(i)            An amount equal to all Property Expenses, including prepaid expenses, attributable to such Seller’s proportionate share in its Assets after the Effective Time that were paid by such Seller (all to be apportioned as of the Effective Time except as otherwise provided), including without limitation, prepaid utility charges, prepaid rentals and royalties, including lease rentals, and prepaid drilling and completion costs (to be apportioned as of the Effective Time based on drilling days).

(ii)           The proceeds of production attributable to such Seller’s proportionate share in its Assets occurring before the Effective Time (including production from such Assets that occurred before the Effective Time but, because such production is in pipelines or in processing, had not been sold as of the Effective Time times the price for which production from such Assets was sold immediately prior to the Effective Time) and received by Buyer, net of royalties and taxes measured by production.

(iii)          To the extent that there are any pipeline imbalances, if the net of such imbalances is an overdelivery imbalance (that is, at the Effective Time, such Seller has delivered more gas to the pipeline than the pipeline has redelivered for such Seller), the relevant Per Seller Purchase Price shall be adjusted upward by the product of the price received by such Seller times the net overdelivery imbalance in MMbtus.

(iv)          An amount equal to such Seller’s share of any oil or condensate in tanks or storage facilities produced from or credited to the Leases and Lands prior to the Effective Time based upon the quantities in oil or condensate tanks or storage facilities as measured by and reflected in such Seller’s records multiplied by the price in effect for such inventory on the Closing Date; and

(v)           Any other amount provided in this Agreement or agreed upon by the Seller Representative and Buyer.

b.             Downward Adjustments.  The Per Seller Purchase Price for each Seller shall be adjusted downward by the following:

(i)            An amount equal to the sum of all Title Purchase Price Adjustments (as defined in Section 4.7) applicable to such Seller’s Assets;

(ii)           The proceeds of production attributable to such Seller’s proportionate share in its Assets occurring on or after the Effective Time and received by such Seller, net of royalties and taxes measured by production;

(iii)          To the extent that there are any pipeline imbalances, if the net of such imbalances is an underdelivery imbalance (that is, at the Effective Time, such Seller has delivered less gas to the pipeline than the pipeline has redelivered for such Seller), the relevant Per Seller Purchase Price shall be adjusted downward by the product of the price received by such Seller times the net underdelivery balance in MMbtus;

(iv)          An amount equal to the Seller Property Tax (as defined in Section 13.1) applicable to such Seller;

(v)           With respect to Aspen’s Per Seller Purchase Price, an amount equal to the Suspense Accounts (as defined in Section 12.2);

(vi)          With respect to Aspen’s Per Seller Purchase Price, the amount of the Deposit plus Interest; and

(vii)         Any other amount provided in this Agreement or agreed upon by the Seller Representative and Buyer.

2.4          Allocated Values.  Sellers and Buyer agree to allocate the Purchase Price among the Assets as set forth in Exhibit C (the value for each Asset being herein referred to as its “Allocated Value”).  The parties agree that 90% of the Allocated Value of each Well is attributable to real property and 10% to personal property and equipment.

ARTICLE 3

DUE DILIGENCE INSPECTION

3.1          Access to Records.  By the execution and delivery of this Agreement, each Seller shall be deemed to be a party to the Confidentiality and Non-Disclosure Agreement dated September 12, 2008 between Aspen and Buyer (the “Confidentiality Agreement”) and to be subject to the terms thereof.  Subject to the terms of the Confidentiality Agreement, Sellers will disclose and make available to Buyer and its representatives at Sellers’ offices and during Sellers’ normal business hours, all Records in Sellers’ possession or control relating to the Assets for the purpose of permitting Buyer to perform its due diligence review including, but not limited to, all well, leasehold, unit and title files and title opinions.  Sellers agree to reasonably cooperate with Buyer in Buyer’s efforts to obtain, at Buyer’s sole expense, such additional information relating to the Assets as Buyer may reasonably desire.  Buyer may inspect the Records only to the extent it may so do without violating any obligation, confidence or contractual commitment of Sellers to a third party.  Sellers shall use reasonable efforts to obtain the necessary consents to allow Buyer’s examination of any confidential information relating to the Assets or the Transaction, but shall not be required to incur any costs or additional liabilities to obtain any such consents.  Each Seller shall promptly inform Buyer of the fact that information is being withheld by such Seller due to an obligation to maintain such information in confidence.

3.2          No Representation or Warranty.  Sellers make no representation or warranty as to the accuracy, completeness, or content of the Records maintained by Sellers and made available to Buyer, including, without limitation, any seismic, geological, or geophysical data or interpretations, as well as any engineering or reserve studies and evaluations.  Buyer agrees that any conclusions drawn from the Records shall be the result of its own independent review and judgment.  Except as otherwise expressly set forth herein, Sellers further make no representations or warranties, express or implied, as to the condition of the Assets, or their fitness for Buyer’s intended use or operations.

3.3          Access to the Assets and Indemnity.  Prior to Closing, Sellers shall permit Buyer, and the officers, employees, agents and advisors of Buyer, access to the Assets.  Buyer agrees to release, indemnify, defend, and hold harmless Sellers against all Losses (as defined in Section 14.4) arising from or related to the activities of Buyer, its employees, agents, contractors and other representatives in connection with Buyer’s review of the Assets regardless of the negligence or strict liability of Sellers.

ARTICLE 4

TITLE MATTERS

4.1          Defensible Title.  The term “Defensible Title” means such title of a Seller in and to the Assets that, subject to and except for the Permitted Encumbrances:

a.             (i) entitles such Seller to receive not less than the net revenue interest for all depths described on Exhibit A-2 (“NRI”) throughout the life of the relevant Lease; (ii) obligates such Seller to bear costs and expenses relating to the Assets in an amount not greater than the working interest described on Exhibit A-2 (“WI”) throughout the life of the relevant Lease; and (iii) is free and clear of liens, taxes, encumbrances, mortgages, claims and production payments and any other defects except as specifically set forth on Exhibit A-2; or

b.             with respect to Assets relating to undrilled acreage not described on Exhibit A-2,  (i) entitles such Seller to receive not less than the mineral interest described on Exhibit A-1 (“Mineral Interest”) throughout the life of the relevant Lease; (ii) imposes burdens in an amount not greater than the royalty interest described on Exhibit A-1 (“Royalty Interest”) throughout the life of the relevant Lease; and (iii) is free and clear of liens, taxes, encumbrances, mortgages, claims and production payments and any other defects except as specifically set forth on Exhibit A-1.

4.2          Permitted Encumbrances.  The term “Permitted Encumbrances” shall mean:

a.             Lessors’ royalties, overriding royalties, net profits interests, production payments, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the NRIs or Mineral Interests below those set forth on Exhibit A-1 or Exhibit A-2, as applicable;

b.             Any required governmental or third-party consents to assignment of the Assets and preferential purchase rights which are handled exclusively under Sections 4.11 and 4.12 below;

c.             Liens for taxes or assessments not yet due or not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business, provided, however, that the relevant Seller shall be responsible for the prompt payment of all taxes attributable to the Assets for all pre-Effective Time periods.  This Section 4.2.c does not change the apportionment of taxes under Article 13 of this Agreement;

d.             Rights of reassignment, to the extent any exist as of the date of this Agreement, prior to the surrender or expiration of any lease;

e.             Easements, rights-of-way, servitudes, permits, surface leases and other rights with respect to surface operations, on, over or in respect of any of the properties or any restriction on access thereto which do not materially interfere with the operation of the affected property;

f.              Materialmen’s, mechanics’, repairmen’s, employees’, contractors’, operators’ or other similar liens or charges arising in the ordinary course of business incidental to construction, maintenance or operation of the Assets (i) if they have not been filed pursuant to law and the time for filing them has expired, (ii) if filed, they have not yet become due and payable or payment is being withheld as provided by law, or (iii) if their validity is being contested in good faith by appropriate action; provided, however, that it shall be the relevant Seller’s responsibility to promptly discharge and remove all such liens or charges at such Seller’s sole expense;

g.             Rights reserved to or vested in any municipality or governmental, statutory, or public authority to control or regulate any of the Assets in any manner; and all applicable laws, rules, regulations and orders of general applicability in the area;

h.             Liens for post-Effective Time operations arising under operating agreements, unitization and pooling agreements securing amounts not yet accrued or due; or

i.              Defects that are generally accepted under oil and gas industry standards as being sufficient to permit the exploration, development, operation, or use of the Asset without material interference, material adverse economic effect or impairment of Buyer’s right to receive the proceeds of production from such Asset.

4.3          Title Defect.  The term “Title Defect” means any encumbrance, encroachment, irregularity, defect in or objection to real property title, excluding Permitted Encumbrances, that alone or in combination with other defects:

a.             Renders title to an Asset less than Defensible Title;

b.             Reduces, impairs or prevents Buyer from receiving payment from the purchasers of production from an Asset (it being understood and agreed that the incurrence of Property Expenses will not in and of itself create a Title Defect); and/or

c.             Restricts or extinguishes Buyer’s right to use an Asset as owner, lessee, licensee or permittee, as applicable.

4.4          Notice of Title Defects.  Buyer shall deliver to the Seller Representative a written “Notice of Title Defects” on or before the Defect Notice Deadline.  The Notice of Title Defects shall (i) describe the Title Defect, (ii) describe the basis of the Title Defect and (iii) describe Buyer’s good faith estimate of the reduction in the Asset’s Allocated Value caused by the Title Defect (“Title Defect Value”) and all calculations and reasonably available documentation substantiating the existence of the Title Defect.  Buyer will be deemed to have conclusively waived any Title Defect about which it fails to so notify the Seller Representative in writing prior to the Defect Notice Deadline.  The Seller Representative may contest the Title Defect or the Title Defect Value by so notifying Buyer.  The agreement of the Seller Representative and Buyer as to the Title Defect Value shall result in the “Actual Title Defect Value”.  For the purposes of this Agreement, the term “Defect Notice Deadline” shall mean 5:00 p.m. Pacific Time on March 18, 2009; provided, however, that if the Closing occurs on or after April 30, 2009, the Defect Notice Deadline shall be 5:00 p.m. Pacific Time on the fifteenth day of the month in which the Closing occurs.

4.5          Seller’s Right to Cure.  Any Seller shall have the option, but not the obligation, to attempt to cure any Title Defects.  The Seller Representative shall notify Buyer prior to Closing of any Seller’s election to cure any Title Defect, and shall thereafter provide to Buyer as soon as practicable prior to Closing evidence that any such Title Defect is cured.

4.6          Remedies for Title Defects.  Subject to Sections 9.1.d and 9.2.d, in the event that any Title Defect is not cured on or before Closing, Buyer shall, at its sole election, elect one of the following by so notifying the Seller Representative not later than two (2) business days prior to Closing:

a.             Accept the portion of the Assets affected by the Title Defect notwithstanding the Title Defect, in which case Buyer will be deemed to have conclusively waived the Title Defect;

b.             Subject to the specific limitations set forth in Section 4.7, receive a credit equal to the amount of the Actual Title Defect Value for an Asset (the “Title Defect Adjustment”), in which event the parties shall proceed to Closing and the Asset that is subject to such Title Defect shall be conveyed by the relevant Seller to Buyer subject to such Title Defect and Buyer shall pay to such Seller the relevant Per Seller Purchase Price as so adjusted, such adjustment constituting Buyer’s sole and exclusive remedy with respect to such Title Defect; or

c.             Exclude the Asset subject to such Title Defect and reduce the relevant Per Seller Purchase Price by an amount equal to the Allocated Value of such Asset, in which event the parties shall proceed to Closing and the Asset that is subject to such Title Defect shall be retained by such Seller and Buyer shall pay to such Seller the relevant Per Seller Purchase Price as so adjusted.

4.7          Title Thresholds.  No Seller shall have any obligation under Section 4.6 and there shall be no reduction to the Purchase Price under Sections 4.6.b or 4.6.c with respect to any single Title Defect unless the resulting reduction of the Purchase Price would exceed Ten Thousand Dollars ($10,000.00) (the “Single Title Incident Threshold Amount”).  For the purposes of application of the foregoing threshold, a single Title Defect shall be determined on a lease-by-lease basis for all oil and gas leasehold interests and shall include all affected interests on an aggregate basis.  In addition, there shall be no reduction to the Purchase Price under Sections 4.6.b or 4.6.c until such time as the total of all Actual Title Defect Values in excess of the Single Title Incident Threshold Amount exceeds one percent (1%) of the unadjusted Purchase Price  (the “Title Threshold Amount”), which amount shall be a threshold and not a deductible.  If the Title Threshold Amount is exceeded, the Purchase Price reduction shall include the Single Title Incident Threshold Amount for those Title Defects that exceed such threshold and are conveyed to Buyer under Section 4.6.b and shall include the Allocated Value of those Assets that are retained by a Seller under Section 4.6.c.  The total of the Purchase Price reductions under Sections 4.6.b and 4.6.c is the “Title Purchase Price Adjustment.”  The Title Purchase Price Adjustment shall be allocated to the Per Seller Purchase Price of the Seller(s) holding the affected Asset(s) and shall not affect the Per Seller Purchase Price of the other Sellers.

4.8          Defect Value.  “Title Defect Value” means the amount by which the Allocated Value of an Asset has been reduced by a Title Defect, and shall be determined by Buyer and the Seller Representative in good faith taking into account all relevant factors, including without limitation, the following: (i) if the Title Defect is a lien or encumbrance on the Asset, the Title Defect Value shall be the cost of removing such lien or encumbrance, (ii) if the Title Defect is an actual reduction in NRI or Mineral Interest, the Title Defect Value shall be the Allocated Value for the particular Asset, proportionately reduced by the ratio of the actual NRI/Mineral Interest to the represented NRI/Mineral Interest and (iii) if the Title Defect does not fall into subsection (i) or (ii), then the factors to be considered shall include (a) the Allocated Value of the affected Asset, (b) the current status of the Asset affected by the Title Defect (i.e., proved developed producing, etc.) and if such interest is producing, the present value of the future cash flow, net of capital expenditures, expected to be generated therefrom, (c) if the Title Defect represents only a possibility of title failure, the probability that such failure will occur, and (d) the legal effect of the Title Defect.

4.9          Title Dispute Resolution.  Sellers and Buyer agree to resolve disputes concerning the following matters pursuant to this Section: (i) the existence and scope of a Title Defect, (ii) the Title Defect Value of that portion of the Asset affected by a Title Defect and (iii) the adequacy of a Seller’s Title Defect curative materials (the “Disputed Title Matters”).  The Seller Representative and Buyer agree to attempt to initially resolve all Disputed Title Matters through good faith negotiations.  If such parties cannot resolve such disputes within fourteen (14) days prior to Closing, the Disputed Title Matters shall be finally determined by an accounting, petroleum engineering, or law firm or consultant mutually acceptable to the Seller Representative and Buyer (the “Title Arbiter”), taking into account the factors set forth in this Agreement.  On or before ten (10) days prior to Closing, Buyer and the Seller Representative shall present their respective positions in writing to the Title Arbiter, together with such evidence as each party deems appropriate.  The Arbiter shall be instructed to resolve the dispute through a final decision within five (5) days after submission of the parties’ respective positions to the Title Arbiter.  The costs incurred in employing the Arbiter shall be borne equally by the Seller Representative, who may allocate such costs as appropriate to the relevant Seller(s), and Buyer.  The Title Arbiter’s final decision may be filed with a court of competent jurisdiction and entered as a judgment which shall be binding on the parties.

4.10        Depletion and Depreciation of Personal Property.  Buyer shall assume all risk of loss with respect to, and any change in the condition of, the Assets from the Effective Time until Closing for production of Hydrocarbons through depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well) and the depreciation of personal property due to ordinary wear and tear.

4.11        Consents.  Sellers and Buyer shall jointly use reasonable efforts to obtain all required consents to assignment of leases and contracts.  If Buyer discovers properties for which consents to assign are applicable during the course of Buyer’s due diligence activities (other than as disclosed herein or set forth on Exhibit A-1), Buyer shall promptly notify the Seller Representative, who shall promptly notify the relevant Seller.  Except for consents and approvals which are customarily obtained post-Closing (including without limitation certain federal or state or governmental approvals) and those consents which would not invalidate the conveyance of the Assets or would result in the termination of the relevant Lease, if a necessary consent to assign any Asset has not been obtained as of the Closing, then (i) the portion of the Assets for which such consent has not been obtained shall be included with the Assets at the Closing, and the Purchase Price for that Asset shall be included in the Preliminary Settlement Statement, (ii) the relevant Seller shall employ reasonable efforts to obtain such consent as promptly as possible following Closing and (iii) if such consent has not been obtained as of the Final Settlement Date (unless the Seller Representative and Buyer otherwise mutually agree in writing), the Allocated Value of the Asset shall be a downward adjustment to the relevant Per Seller Purchase Price on the Final Settlement Statement and Buyer shall reassign such Asset to the relevant Seller, effective as of the Effective Time.  Buyer shall reasonably cooperate with such Seller in obtaining any required consent including providing assurances of reasonable financial conditions, plans of development or any other information reasonably requested by the party whose consent is required.  With respect to a consent that would invalidate the conveyance of an Asset or would result in the termination of the relevant Lease, if such consent has not been obtained as of the Closing, but is obtained as of the Final Settlement Date, the affected Asset shall be conveyed to Buyer effective as of the Effective Time, and the Allocated Value of the Asset shall be an upward adjustment to the relevant Per Seller Purchase Price on the Final Settlement Statement.

4.12        Preferential Purchase Rights.

a.             If any preferential right to purchase any portion of the Assets is exercised prior to the Closing Date, that portion of the Assets affected by such preferential purchase right shall be excluded from the Assets and the relevant Per Seller Purchase Price shall be adjusted downward by an amount equal to the Allocated Value of such affected Assets without the requirement for Buyer to give notice.  Notwithstanding the foregoing, (i) if the purchase contemplated by the preferential right is not completed in a timely manner and the deadline for such completion occurs prior to Closing, the affected portion of the Assets shall be included in the Transaction and no adjustment to the Per Seller Purchase Price will be made and (ii) if the purchase contemplated by the preferential right is not completed in a timely manner and the deadline for such completion occurs after the Closing but prior to the Final Settlement Date, Seller agrees to promptly convey the excluded portion of the Assets to Buyer effective as of the Effective Time, pursuant to the terms of this Agreement.

b.             If by Closing, the time frame for the exercise of a preferential purchase right has not expired and the relevant Seller has not received notice of an intent not to exercise or a waiver of the preferential purchase right, that portion of the Assets affected by such preferential purchase right shall be included in the Assets and assigned to Buyer at Closing.  If such preferential purchase right is exercised in a timely manner following Closing, then Buyer will convey the affected portion of the Assets to the holder of the right.  Buyer agrees to operate and maintain all such Assets as to which a preferential purchase right may be exercised following the Closing in accordance with customary industry practices until the relevant time period for exercise of such right expires.

4.13        Non-Aspen Sellers.

a.             Any Additional Seller may become a party to this Agreement by executing and delivering to Aspen and Buyer a Joinder Agreement by no later than 5:00 p.m. Pacific Time on the date that is thirty days following the date this Agreement is publicly announced (the “Joinder Deadline”).  Upon such timely execution and delivery, and acceptance of same by Aspen and Buyer, such Additional Seller shall have the rights and obligations of a Seller hereunder.  With respect to any Additional Seller that does not become a party hereto pursuant to the foregoing, the Purchase Price shall be reduced by the amount that would have otherwise represented such Additional Seller’s Per Seller Purchase Price.

b.             Any Non-Aspen Seller may transfer its interests in the Assets to Aspen prior to the Closing pursuant to an Indirect Joinder Agreement and an assignment mutually acceptable to such Non-Aspen Seller and Aspen and reasonably acceptable to Buyer, in which case Aspen shall assume the obligations of such Non-Aspen Seller to sell such interests to Buyer at the Closing pursuant to the terms hereof; provided, however, that definitive documentation regarding such transfer must be executed and provided to Buyer not less than five days prior to the Defect Notice Deadline.

4.14        Casualty Loss.  Prior to Closing, if any of the Assets are destroyed by fire or other casualty or any of the Assets are taken or threatened to be taken in condemnation or under the right of eminent domain (“Casualty Loss”), the Seller Representative shall promptly provide notice of the Casualty Loss to Buyer.  Buyer shall not be obligated to purchase an Asset that is the subject of a Casualty Loss if Buyer provides written notice to the Seller Representative prior to Closing of Buyer’s election not to purchase such Asset.  If Buyer so elects not to purchase such Asset, the relevant Per Seller Purchase Price shall be reduced by the Allocated Value of the relevant Asset.  If Buyer elects to purchase such Asset, the relevant Per Seller Purchase Price shall be reduced by the estimated cost to repair such Asset (with equipment of similar utility) as agreed by Buyer and the Seller Representative (the reduction being the “Net Casualty Loss”).  The Net Casualty Loss shall not, however, exceed the Allocated Value of such Asset.  The relevant Seller, at its sole option, may elect to cure such Casualty Loss.  If a Seller elects to cure such Casualty Loss, such Seller may replace any personal property that is the subject of a Casualty Loss with equipment of similar grade and utility, or replace any real property with real property of similar nature and kind if such property is acceptable to Buyer.  If such Seller cures the Casualty Loss to the satisfaction of Buyer, the Asset subject to such Casualty Loss shall be purchased by Buyer and there shall be no adjustment to the relevant Per Seller Purchase Price. If such Seller does not cure the Casualty Loss to the satisfaction of Buyer and the aggregate amount of the aggregate of all Net Casualty Losses exceeds the amount of the Deposit, Buyer may, by written notice to the Seller Representative, elect to terminate this Agreement and receive the Deposit plus Interest.

ARTICLE 5

ENVIRONMENTAL MATTERS

5.1          Definitions.  For the purposes of this Article 5, (i) “Environmental Defect” means a condition in, on or under the Assets (including, without limitation, air, land, soil, surface and subsurface strata, surface water, ground water, or sediments) that causes an Asset to be in violation of an Environmental Law or a condition that can reasonably be expected to give rise to costs or liability under applicable Environmental Laws, (ii) “Environmental Law” means any statute, rule, regulation, code or order, issued by any federal, state, or local governmental entity in effect on or before the Closing relating to the protection of the environment, human health or safety or the release or disposal of waste materials and (iii) “Remediation” means actions taken to correct an Environmental Defect and “Remediation Costs” means the actual costs, or good faith estimates of the costs, to conduct such Remediation.

5.2          Environmental Assessment.  Prior to Closing, Buyer may conduct an on-site inspection, environmental assessment and compliance audit of the Assets (an “Environmental Assessment”) at Buyer’s cost and expense, provided that Buyer shall (i) provide the Seller Representative a copy of any and all final reports generated by Buyer or any of its agents retained to participate in the Environmental Assessment promptly after such reports are finalized or received, as the case may be and (ii) maintain all such reports, and all other information relating to the results of the Environmental Assessment, whether or not in written form, in confidence, except as may be otherwise required by applicable law.  Sellers shall provide Buyer with access to the Assets and to all information in Sellers’ possession or control pertaining to the environmental condition of the Assets, including, but not limited to, status or any environmental reports, permits, records and assessments in Sellers’ possession or control, and shall make available to Buyer all present personnel who would reasonably be expected to have knowledge or information regarding the environmental status or condition of the Assets.  Sellers make no representation or warranty as to the accuracy or completeness of the records maintained by Sellers and made available to Buyer.  Buyer shall provide Sellers five (5) days prior written notice of any environmental inspections and tests, including the scope of same, and Buyer shall give Sellers the opportunity to participate in all such inspections and tests.  Buyer agrees to release, indemnify, defend, and hold harmless Sellers against all Losses (as defined in Section 14.4) arising from or related to the activities of Buyer, its employees, agents, contractors and other representatives in connection with Buyer’s Environmental Assessment regardless of the negligence or strict liability of Seller.

5.3          Notice of Environmental Defects.  If Buyer, through the Environmental Assessment or otherwise, identifies Environmental Defects with Remediation Costs that, in the aggregate, exceed One Hundred Thousand Dollars ($100,000.00), Buyer may deliver to the Seller Representative a written “Notice of Environmental Defects” on or before the Defect Notice Deadline.  The Notice of Environmental Defects shall (i) describe the Environmental Defect, (ii) provide documentation in Buyer’s possession pertaining to such Environmental Defect and (iii) describe Buyer’s good faith estimate of the Remediation Costs associated with the Environmental Defect.  Buyer will be deemed to have conclusively waived any Environmental Defect for which it fails to provide the Seller Representative a Notice of Environmental Defect prior to the Defect Notice Deadline.  The Seller Representative may contest the existence and scope of the Environmental Defect or Environmental Defect Value by

so notifying Buyer.  Buyer may terminate this Agreement if the Remediation Costs of the Environmental Defects it identifies exceed One Hundred Thousand Dollars ($100,000.00).  In the alternative, Buyer may seek to negotiate a reduction in the Per Seller Purchase Price of some or all Sellers owning an interest in the affected Assets because of the Environmental Defects (as to which such Sellers shall have no obligation).

5.4          Environmental Dispute Resolution.  The parties agree to resolve disputes concerning the following matters pursuant to this Section:  (i) the existence and scope of an Environmental Defect and (ii) Buyer’s estimate of Remediation Costs of an Environmental Defect (the “Disputed Environmental Matters”).  The Seller Representative and Buyer agree to attempt to initially resolve all Disputed Environmental Matters through good faith negotiations.  If such parties cannot resolve such disputes within fourteen (14) days prior to Closing, the Disputed Environmental Matters shall be finally determined by a mutually agreeable environmental consulting firm (the “Environmental Arbiter”), taking into account the factors set forth in this Agreement.  On or before ten (10) days prior to Closing, Buyer and the Seller Representative shall present their respective positions in writing to the Environmental Arbiter, together with such evidence as each party deems appropriate.  The Environmental Arbiter shall be instructed to resolve the dispute through a final decision within five (5) days after submission of the parties’ respective positions to the Environmental Arbiter.  The costs incurred in employing the Environmental Arbiter shall be borne equally by the Seller Representative (who may allocate such costs as appropriate to the relevant Seller(s)) and Buyer.  The Environmental Arbiter’s final decision may be filed with a court of competent jurisdiction and entered as a judgment which shall be binding upon the parties.

ARTICLE 6

SELLERS’ REPRESENTATIONS AND WARRANTIES

Each Seller, severally for himself, herself or itself (as appropriate) and not jointly, makes the following representations and warranties as of the date of this Agreement (or, if later, the date such Seller executes and delivers a Joinder Agreement) and as of the Closing; provided, however, that certain of the following representations and warranties are made solely by Aspen as indicated therein:

6.1          Existence; Aspen’s Organizational Documents.  Such Seller, if an entity, is an entity duly organized, validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its organization.  Aspen has previously delivered to Buyer a true and complete copy of its certificate of incorporation and bylaws, in each case as amended through the date hereof.

6.2          Power.  Such Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and each of the documents contemplated to be executed by such Seller at Closing, and to perform its obligations under this Agreement and under such documents.  Except for any consents and waivers of preferential purchase rights which are customarily obtained after Closing, the consummation of the Transaction will not violate, nor be in conflict with, (i) any provision of such Seller’s organizational or governing documents, (ii) any agreement or instrument to which such Seller is a party or is bound, or (iii) any judgment, decree, order, statute, rule or regulation applicable to such Seller.

6.3          Authorization.  The execution, delivery and (in the case of Aspen, subject to obtaining the Aspen Shareholders’ Approval) performance of this Agreement and each of the documents contemplated to be executed by such Seller at Closing and the Transaction have been duly and validly authorized by all requisite organizational and shareholder, member or partners’ action on the part of such Seller.  Such Seller, if an entity, has full organizational power and authority to execute and deliver this Agreement and any ancillary agreements to which it is or will be a party (in the case of Aspen, subject to obtaining the Aspen Shareholders’ Approval) and to consummate the Transaction.  Such Seller, if a natural person, has all requisite capacity to execute and deliver this Agreement and any ancillary agreements to which he or she is or will be a party and to consummate the Transaction.  The restrictions contained in Section 203 of the Delaware General Corporation Law will not apply to Buyer with respect to the execution, delivery or performance of this Agreement, the Voting Agreements or the consummation of the Transaction.

6.4          Execution and Delivery.  This Agreement has been duly executed and delivered by or on behalf of such Seller, and at the Closing all documents and instruments executed and delivered by such Seller will be duly executed and delivered.  This Agreement does, and such documents and instruments shall, constitute legal, valid and binding obligations of such Seller enforceable in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

6.5          Liabilities for Brokers’ Fees.  Such Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Transaction for which Buyer shall have any responsibility whatsoever.  The Seller Representative has disclosed to Buyer the Sellers’ obligation to pay a fee to Brian Wolf Mineral Properties with respect to the Transaction.  Buyer shall have no obligation with respect to such fee.

6.6          Liens.  As of the date hereof, to such Seller’s knowledge, the Assets are free and clear of all liens, except for liens (i) created by or arising under joint operating agreements covering the Assets and applicable state statutes, (ii) for taxes which are not yet due and payable, (iii) which are disclosed of record as of the date hereof and (iv) with respect to Aspen, liens arising under or related to that certain $600,000 term note, dated as of January 12, 2007, by Aspen in favor of Wells Fargo Bank, National Association (the “Wells Fargo Note”).  At Closing, the Assets will be conveyed to Buyer free and clear of all material liens other than liens described in (i) through (iii) above.

6.7          Taxes.  To such Seller’s knowledge, all taxes and assessments pertaining to the Assets based on or measured by the ownership of property for all taxable periods prior to the taxable period in which this Agreement is executed have been properly paid.  All income taxes and obligations relating thereto that could result in a lien or other claim against any of the Assets have been properly paid, unless contested in good-faith by appropriate proceeding, and none of the Assets are subject to a lien with respect to taxes other than taxes not yet due and payable.  None of the Assets is held by an arrangement taxable as a partnership pursuant to Subchapter K of the Internal Revenue  Code of 1986 (as amended) (the “Code”).  All taxes which such Seller is or was required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, unitholder or other third party have been withheld and paid in all material respects, and all tax returns required with respect thereto have been properly completed and timely filed.

6.8          Litigation.  There is no action, suit, proceeding, claim or, to such Seller’s knowledge, investigation by any person, entity, administrative agency or governmental body, pending or, to such Seller’s knowledge, threatened, against such Seller that (i) relates to the Assets, or (ii) impedes or is likely to impede such Seller’s ability to consummate the Transaction and to assume and discharge the liabilities to be assumed by such Seller under this Agreement.

6.9          Compliance with Laws.  To the extent such Seller operates the Assets, such operation is and, to the knowledge of such Seller, has been in compliance in all respects with the provisions and requirements of all laws, rules and regulations applicable to the Assets, or the ownership, operation, development, maintenance, or use of any thereof.

6.10        Contracts.  Exhibit B sets forth all of the following contracts, agreements, and commitments which are included in the Assets of such Seller or by which any of the Assets of such Seller were bound as of the Effective Time, are bound as of the date hereof or will be bound following the Closing: (i) any agreement with any affiliate of such Seller; (ii) any agreement or contract for the sale, exchange, or other disposition of Hydrocarbons produced from or attributable to such Seller’s interest in the Assets or for the purchase, processing or transportation of any Hydrocarbons, in each case that is not cancelable without penalty or other material payment on not more than 90 days prior written notice, other than terms of operating agreements or gas balancing agreements which permit an operator or other co-owner to take or market production of a non-taking co-owner; (iii) any agreement of or binding upon such Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Assets after the date hereof, other than non consent penalties for nonparticipation in operations under operating agreements, conventional rights of reassignment arising in connection with such Seller’s surrender or release of any of the Assets and agreements under clause (ii) above; (iv) any tax partnership agreement of or binding upon such Seller affecting any of the Assets; (v) any agreement that creates a purchase option, right of first refusal, call or preferential purchase right on any Hydrocarbons relating to the Assets of such Seller; (vi) any agreement that creates any area of mutual interest or similar provision with respect to the acquisition by such Seller or its assigns of any interest in any Hydrocarbons, land or asset, or contains any restrictions on the ability of such Seller or its assigns to compete with any other person; (vii) any agreement that is a participation, partnership, joint venture, farm-in or similar agreement; (viii) any agreement that creates or evidences any preferential purchase right or consent requirement; (ix) any agreement that evidences an obligation in excess of Five Thousand Dollars ($5,000.00) to pay a deferred purchase price of property, except accounts payable arising in the ordinary course of business; (x) any agreement that evidences a lease or rental of any land, building or other improvements or portion thereof, excluding Leases; (xi) any agreement that could reasonably be expected to result in aggregate payments by Buyer with respect to such Seller’s Assets of more than Five Thousand Dollars ($5,000.00) during the current or any subsequent year; (xii) any agreement that could reasonably be expect to result in aggregate revenues to Buyer with respect to the Assets of more than Five Thousand Dollars ($5,000.00) during any current or subsequent year; and (xiii) any indenture, mortgage, loan, note, guaranty, credit, hedge, security, bond or similar agreement to which the Assets are subject or which are included in the Agreements. Except as disclosed on Exhibit B, such Seller has paid its share of all costs payable by it under the Material Agreements.  Such Seller is not (and to such Seller’s knowledge, no other person is) in default (or with the giving of notice or the lapse of time or both, would not be in default) under any Material Agreement except as disclosed on Exhibit B.

6.11        Governmental Authorizations.  Such Seller has obtained and is maintaining all federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the ownership and operation of the Assets as currently owned and/or operated by such Seller. To the extent such Seller operates Assets, such operation is in accordance with the conditions and provisions of all Governmental Authorizations that are presently necessary or required for the ownership and operation of such Seller’s Assets as currently owned and operated, and (ii) no written notices of violation have been received by such Seller from a governmental body, and no proceedings are pending (with service of process on such Seller) or, to such Seller’s knowledge, threatened (or pending without service of process on such Seller) that might result in any modification, revocation, termination or suspension of any such Governmental Authorizations or which would require any corrective or remediation action by such person.

6.12        Consents and Preference Rights.  Except for preference rights, consents and transfer requirements as are set forth on Schedule 6.12, none of the Assets of such Seller, or any portion thereof, is subject to any preference right, consent or transfer requirement, which may be applicable to the Transaction.

6.13        Environmental Matters.  To the knowledge of such Seller, (i) such Seller, and the operator of such Seller’s Assets, has obtained and is in compliance with, and has made all appropriate filings for issuance or renewal of, all permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws (“Environmental Permits”), including those regulating emissions, discharges or releases of hazardous substances, or the use, storage, treatment, transportation, release, emission and disposal of raw materials, by-products, wastes and other substances used or produced by or otherwise relating to such Assets or the operation thereof, (ii) none of the Assets is contaminated with any hazardous substances in concentrations or locations that require reporting or Remediation under applicable Environmental Laws, (iii) there are no claims, notices, civil, criminal or administrative proceedings or inquiries pending or threatened against such Seller relating to the Assets alleging that such person is in violation of or otherwise subject to liability under applicable Environmental Laws, (iv) such Seller is not currently operating under any order, agreement, or decree issued by a governmental body that arose out of a violation of Environmental Laws, (v) there are no environmental investigations, studies, or audits with respect to any of the Assets owned or commissioned by, or in the possession of, such Seller or its affiliates that have not been made available to Buyer and (vi) there are no Environmental Defects affecting such Seller’s Assets.  For the purposes of this Section 6.13 only, the term “knowledge,” when referring to a Seller that does not operate a particular Asset, means the conscious awareness of such Seller without a duty of inquiry as to such Asset.

6.14        Required Shareholder Vote.  Aspen represents as to itself that the affirmative vote of the holders of a majority of the common stock of Aspen, par value $0.005 per share,

outstanding as of the record date for the Aspen Meeting to approve this Agreement and the sale of Aspen’s Assets in the Transaction (the “Aspen Shareholders’ Approval”), is the only vote required of the holders of any class or series of any Seller’s capital stock that shall be necessary to consummate the Transactions.

6.15        Proxy Statement.  None of the information to be supplied by any Seller for inclusion in the proxy statement on Schedule 14A relating to the Aspen Meeting (the “Proxy Statement”) to be filed by Aspen with the Securities and Exchange Commission (the “SEC”), and any amendments or supplements thereto, will, at the respective times such documents are filed, when first mailed to the Aspen shareholders, at the time of the Aspen Meeting and at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.16        Aspen SEC Reports.  Aspen represents as to itself that copies of Aspen’s registration statements, reports, schedules, proxies or information statements and other documents (including exhibits and amendments thereto) filed with or furnished to the SEC (collectively, the “Aspen SEC Reports”) are available online with the SEC and through the IDEA system. Aspen represents as to itself that, as of their respective dates (or, if any Aspen SEC Reports were amended, as of the date such amendment was filed with the SEC), no Aspen SEC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 7

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer makes the following representations and warranties as of the date of this Agreement and as of the Closing:

7.1          Existence.  Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified and in good standing in the State of California.

7.2          Power.  Buyer has all requisite corporate power and authority to carry on its business as presently conducted, to enter into this Agreement and each of the documents contemplated to be executed by Buyer at Closing, and to perform its obligations under this Agreement and under such documents.  The consummation of the Transaction will not violate, nor be in conflict with, (i) any provision of Buyer’s certificate of incorporation or bylaws, (ii) any agreement or instrument to which Buyer is a party or is bound, or (iii) any judgment, decree, order, statute, rule or regulation applicable to Buyer.

7.3          Authorization.  The execution, delivery and performance of this Agreement and each of the documents contemplated to be executed by Buyer at Closing and the Transaction has been duly and validly authorized by all requisite corporate action on the part of Buyer.  Buyer has full organizational power and authority to execute and deliver this Agreement and any ancillary agreements to which it is or will be a party and to consummate the Transaction.

7.4          Execution and Delivery.  This Agreement has been duly executed and delivered on behalf of Buyer, and at the Closing all documents and instruments required hereunder to be executed and delivered by Buyer will be duly executed and delivered.  This Agreement does, and such documents and instruments shall, constitute legal, valid and binding obligations of Buyer enforceable in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

7.5          Liabilities for Brokers’ Fees.  Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Transaction for which any Seller shall have any responsibility whatsoever.

7.6          Litigation.  There is no action, suit, proceeding, claim or investigation by any person, entity, administrative agency or governmental body pending or, to Buyer’s knowledge, threatened in writing, against Buyer before any governmental authority that impedes or is likely to impede Buyer’s ability to consummate the Transaction and to assume the liabilities to be assumed by Buyer under this Agreement.

7.7          Independent Evaluation.  Buyer is an experienced and knowledgeable investor in the oil and gas business.  Buyer has been advised by and has relied solely upon its own expertise in legal, tax, reservoir engineering and other professional counsel concerning this Transaction, the Assets and the value thereof.  Buyer has been afforded the opportunity to inspect the Assets and records relating thereto.

7.8          Qualification.  Buyer is now or at Closing will be and thereafter will continue to be qualified to own and operate any federal or state oil and gas lease that constitutes part of the Assets, including meeting all bonding requirements.  Completing the Transaction will not cause Buyer to be disqualified or to exceed any acreage limitation imposed by law, statute or regulation.

7.9          Funds.  Buyer has arranged to have available by the Closing Date sufficient funds to enable Buyer to pay in full the Purchase Price and otherwise perform its obligations under this Agreement.  All funds to be paid by Buyer to Sellers hereunder will have, at the time of such payment, originated directly from a bank or brokerage account in the name of Buyer located within the United States of America.

7.10        Proxy Statement.  None of the information to be supplied by Buyer for inclusion in the Proxy Statement, and any amendments or supplements thereto, will, at the respective times such documents are filed, when first mailed to the Aspen shareholders, at the time of the Aspen Meeting and at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 8

COVENANTS AND AGREEMENTS

8.1                               Covenants and Agreements.  As to the period of time from the execution hereof until Closing, Sellers and Buyer agree as follows:

a.                                       Operation Prior to Closing.  Except as otherwise consented to in writing by Buyer or provided in this Agreement, from the date of execution hereof to the Closing, each Seller shall use its commercially reasonable efforts to ensure that the Assets are maintained and operated in a good and workmanlike manner and, to the extent such Seller operates Assets, to conduct such operation in the ordinary course of business consistent with past practice.  Subject to the provisions of Section 2.3, each Seller shall pay or cause to be paid its proportionate share of all costs and expenses incurred in connection with such operations.  The Seller Representative shall notify Buyer of ongoing activities and major capital expenditures in excess of Twenty-Five Thousand Dollars ($25,000.00) per activity conducted on the Assets and shall consult with Buyer regarding all such matters and operations.

b.                                      Restriction on Operations.  Subject to Section 8.1.a, unless a Seller obtains the prior written consent of Buyer to act otherwise, each Seller will use good-faith efforts within the constraints of the applicable operating agreements and other applicable agreements not to (i) abandon any part of the Assets (except in the ordinary course of business or the abandonment of leases upon the expiration of their respective primary terms or if not capable of production in paying quantities), (ii) approve any operations on the Assets anticipated in any instance to cost the owner of the Assets more than Twenty-Five Thousand Dollars ($25,000.00) per activity (excepting emergency operations, operations required under presently existing contractual obligations, ongoing commitments under existing AFEs and operations undertaken to avoid a monetary penalty or forfeiture provision of any applicable agreement or order), (iii) convey or dispose of any Assets (other than replacement of equipment or sale of oil, gas, and other liquid products produced from the Assets in the regular course of business) or enter into any farmout, farm-in or other similar contract affecting the Assets, (iv) let lapse any insurance now in force with respect to the Assets, or (v) enter into, modify or terminate any Material Agreement.  Buyer agrees to respond to any written request delivered by the Seller Representative for a consent under this Section 8.1.b as promptly as reasonably practicable, and the relevant Seller agrees to promptly provide any information Buyer may reasonably request to facilitate such response.

c.                                       Obligation to Close; Legal Status.  Subject to the terms hereof, each Seller and Buyer shall use reasonable efforts to take or cause to be taken all such actions as may be necessary or advisable to consummate and make effective the Transaction.  Such action shall include, without limitation, the identification and obtaining of all necessary consents, permissions and approvals of third parties or governmental authorities in connection with sale and transfer of the Assets.  Each Seller and Buyer shall use all reasonable efforts to maintain their respective legal statuses from the date hereof until the Final Settlement Date and to assure that as of the Closing Date they will not be under any material corporate, legal or contractual restriction that would prohibit or delay the timely consummation of the Transaction.

d.                                      Notices of Claims.  Each Seller shall promptly notify Buyer and Buyer shall promptly notify the Seller Representative, if, between the date hereof and the Closing Date, any Seller or Buyer, as the case may be, receives notice of any claim, suit, action or other proceeding of the type referred to in Sections 6.8 and 7.6.

e.                                       Compliance with Laws.  During the period from the date of this Agreement to the Closing Date, each Seller shall use reasonable efforts to comply in all material respects with all applicable statutes, ordinances, rules, regulations and orders relating to the ownership and operation of the Assets.

f.                                         Government Reviews and Filings.  Before and after the Closing, Buyer and each Seller shall cooperate to provide requested information, make required filings with, prepare applications to and conduct negotiations with each governmental agency as required to consummate the Transaction.  Each party shall make any governmental filings occasioned by its ownership or structure.  Buyer shall make all filings after the Closing at its expense with governmental agencies necessary to transfer title to the Assets or to comply with laws and shall indemnify and hold harmless each Seller from and against all claims, costs, expenses, liabilities and actions arising out of Buyer’s holding of such title after the Closing and prior to the securing of any necessary governmental approvals of the transfer.

g.                                      Confidentiality.  The Confidentiality Agreement shall terminate at Closing or, if Closing does not occur, survive for the term set forth therein.

8.2                               Acquisition Proposals.

a.                                       Sellers agree that they shall not, and shall cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to:

(i)                                     directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by furnishing non-public information) any inquiries regarding, or the making or submission of any proposal that constitutes, or that may reasonably be expected to lead to, an Acquisition Proposal (it being understood and agreed that any Seller or Representative may state in response to any inquiry that “Sellers are under contract with Venoco, Inc., and a copy of the contract is available on the SEC website”);

(ii)                                  participate or engage in discussions or negotiations with, or disclose any non-public information regarding Sellers or afford access to the properties, books or records of Sellers to, any person that has made an Acquisition Proposal or to any person that any Seller or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal; or

(iii)                               accept an Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement in the circumstances contemplated by Section 8.2.b.iii) or (B) requiring it to abandon, terminate or fail to consummate the Transaction (each, an “Alternative Acquisition Agreement”).

b.                                      Notwithstanding the foregoing, Aspen and its Board of Directors may take any actions described Section 8.2.a.ii with respect to any person at any time prior to obtaining the Aspen Shareholders’ Approval if, prior to such time:

(i)                                     Aspen receives a bona fide written Acquisition Proposal from such person (and such Acquisition Proposal was not initiated, solicited or knowingly encouraged or facilitated by any Seller or any of their respective Representatives after the date hereof and in violation of this Agreement);

(ii)                                  the Board of Directors of Aspen determines in good faith by resolution duly adopted (after consultation with outside legal counsel and receipt of the written opinion of an independent investment bank that such Acquisition Proposal constitutes a “Superior Proposal” hereunder, a copy of which shall immediately be provided to Buyer) that such proposal constitutes a Superior Proposal from such person, and that such action is necessary for the Board of Directors of Aspen to comply with its fiduciary duties under applicable law;

(iii)                               contemporaneously with furnishing such information to, or entering into discussions with, such person, Aspen (A) enters into a confidentiality agreement with such person on terms no less restrictive than those in the Confidentiality Agreement and (B) provides written notice to Buyer to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person; and

(iv)                              to the extent permitted by applicable law (it being understood that that any contractual prohibition against the activities set forth in this Section 8.2.b.iv and any judicial remedies arising from the enforcement thereof shall not render the activities set forth in this Section 8.2.b.iv impermissible under applicable law for purposes of this Section 8.2.b.iv), Aspen keeps Buyer promptly informed, in all material respects, of the status and terms of any such negotiations or discussions (including the identity of the person with whom such negotiations or discussions are being held) and promptly provides to Buyer copies of such written proposals and any amendments or revisions thereto or correspondence related thereto.

c.                                       Nothing contained in this Section 8.2 shall prohibit Aspen or its Board of Directors from taking and disclosing to Aspen’s shareholders a position with respect to an Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in each case, to the extent required by applicable law.

d.                                      Any violation of this Section 8.2 by any Seller’s Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of any Seller, shall be deemed to be a material breach of this Agreement by Sellers.

e.                                       As promptly as practicable after receipt thereof (but in no event more than 48 hours after its receipt thereof), Aspen shall advise Buyer in writing of any request for information from a person that has made, or any Seller reasonably believes may be contemplating, an Acquisition Proposal, or any Acquisition Proposal received by any Seller from any person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Aspen shall promptly provide to Buyer copies of any written materials received by any Seller or their respective Representatives in connection with any of the foregoing and any correspondence related thereto, and the identity of the person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place.  Sellers agree that they shall provide to Buyer any non-public information concerning Sellers provided to any other person or group in connection with any Acquisition Proposal that was not previously provided to Buyer at the same time that it provides such information to such other person.  Aspen shall keep Buyer fully and currently informed of the status of any Acquisition Proposals, including the identity of the parties and price involved and any material changes to any terms and conditions thereof.  Each Seller agrees to promptly provide to Aspen all information required to be provided by Aspen to Buyer hereunder.

8.3                               Board Recommendations.

a.                                       Neither (i) the Board of Directors of Aspen nor any committee thereof shall directly or indirectly (A) withdraw or amend in a manner adverse to Buyer, or resolve to withdraw or amend or publicly propose to withdraw or amend in a manner adverse to Buyer, the approval, recommendation or declaration of advisability by the Board of Directors of Aspen or any such committee thereof of this Agreement or the Transaction or (B) recommend, adopt or approve (or resolve to recommend, adopt or approve), or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in clauses (A) or (B) being referred to as an “Adverse Recommendation Change”) nor (ii) shall any Seller execute or enter into any Alternative Acquisition Agreement.

b.                                      Notwithstanding the foregoing, at any time prior to obtaining the Aspen Shareholders’ Approval and subject to Aspen’s compliance at all times with the provisions of Section 8.2, this Section 8.3 and Sections 8.6 and 8.7, the Board of Directors of Aspen may make an Adverse Recommendation Change if (i) Aspen receives a bona fide written Acquisition Proposal from a third party (and such Acquisition Proposal was not initiated, solicited or knowingly encouraged or facilitated in violation of this Agreement), (ii) the Board of Directors of Aspen determines in good faith, after consultation with its outside legal counsel and receipt of a written opinion from an independent investment bank that such Acquisition Proposal constitutes a “Superior Proposal” hereunder, a copy of which shall immediately be provided to Buyer, that the Acquisition Proposal constitutes a Superior Offer and that the Adverse Recommendation Change is necessary in order for the Board of Directors of Aspen to comply with its fiduciary duties under applicable law and (iii) Aspen provides written notice to Buyer (a “Notice of Change”) advising Buyer that it is contemplating making such an Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination, together with a copy of the written opinion of the independent investment bank; provided, however, that (x) the Board of Directors of Aspen may not make such an Adverse Recommendation Change until the fourth business day after receipt by Buyer of the Notice of Change and (y) during such four business day period, at the request of Buyer, Aspen shall negotiate in good faith with respect to any changes or modifications to this

Agreement which would allow the Board of Directors of Aspen not to make such Adverse Recommendation Change consistent with its fiduciary duties.

8.4                               Existing Negotiations.  Immediately after the execution and delivery of this Agreement (or, if applicable, a Joinder Agreement), Sellers shall, and shall cause their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any person heretofore conducted relating to any possible Acquisition Proposal with respect to it.  Sellers agree that they shall take the necessary steps to promptly inform their Representatives involved in any such activities, discussions or negotiations, or in the Transaction, of the obligations undertaken in this Section 8.4.

8.5                               Definitions.  For the purposes of this Agreement:

a.                                       “Acquisition Proposal” means any proposal or indication of interest (other than by Buyer or any of its subsidiaries), whether or not in writing, relating to (i) a merger, consolidation or other business combination of Aspen, a restructuring, recapitalization or liquidation of Aspen or an acquisition or disposition of any stock that would be equal to or greater than 5.0% of the total voting power of outstanding Aspen voting securities or (ii) any transaction or series of related transactions involving the direct or indirect sale or transfer of a material part of the Assets from any Seller or group of Sellers to a person other than Buyer.  Notwithstanding the foregoing, a proposal or indication of interest shall be deemed not to relate to an Acquisition Proposal if (y) in the case of clause (i) above, the transaction is expressly contemplated to occur following the Closing and the consummation of the Transaction or (z) in the case of clause (ii) above, the transaction would be effected solely for estate planning purposes and the proposed transferee of the Assets is an affiliate of the relevant Seller and agrees to execute a Joinder Agreement prior to any such transfer, and in each case, the transaction would not impede, delay or prevent the consummation of the Transaction (each, an “Excluded Proposal”).

b.                                      “Superior Proposal” means any bona fide written Acquisition Proposal with respect to Aspen that was not initiated, solicited or knowingly facilitated or encouraged in violation of this Agreement and is not an Excluded Proposal, made by a third party on terms which the majority of the Board of Directors of Aspen determines (after consultation with its outside legal counsel and having received the written opinion of an independent investment bank concluding that such Acquisition Proposal constitutes a “Superior Proposal” hereunder, a copy of which shall promptly be provided to Buyer) in good faith by resolution duly adopted (i) would result in a transaction that, if consummated, is more favorable to the shareholders of Aspen (in their capacity as shareholders) from a financial point of view, than the Transaction, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement offered by Buyer in response to such Superior Proposal or otherwise), and (ii) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no proposal shall be deemed to be a Superior Proposal if any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction without such financing).

8.6                               Aspen Shareholders’ Meeting.  Aspen shall, as promptly as reasonably practicable after the date hereof, (i) take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its shareholders (the “Aspen Meeting”) for the purpose of securing the Aspen Shareholders’ Approval, (ii) distribute to its shareholders the Proxy Statement in accordance with applicable law and its certificate of incorporation and bylaws, which Proxy Statement shall (subject to Section 8.3) contain the recommendation of the Aspen Board of Directors that its shareholders approve this Agreement and the Transaction, (iii) use its reasonable efforts (subject to Section 8.3) to solicit from its shareholders proxies in favor of the approval of this Agreement and the Transaction and to secure the Aspen Shareholders’ Approval and (d) cooperate and consult with Buyer with respect to each of the foregoing matters.  Notwithstanding any Adverse Recommendation Change by the Aspen Board of Directors or the commencement, public proposal, public disclosure or communication to Aspen of any Acquisition Proposal with respect to Aspen, or any other fact or circumstance, this Agreement shall be submitted to the shareholders of Aspen at the Aspen Meeting for the purpose of approving this Agreement and the Transaction, with such disclosures as shall be required by applicable law.

8.7                               Preparation of the Proxy Statement.  Aspen shall promptly prepare and file with the SEC a preliminary version of the Proxy Statement and will use its commercially reasonable efforts to respond to any comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy Statement.  Aspen shall provide Buyer and its counsel with a reasonable opportunity to review drafts of the Proxy Statement and related materials, including comments of the SEC, and shall consider Buyer’s comments thereon in good faith.  Buyer and each Seller shall furnish all information concerning itself as may be reasonably requested in connection with any such action.  As promptly as practicable following the resolution of any comments of the SEC, Aspen shall cause the Proxy Statement to be mailed to its shareholders, and if necessary, after the definitive Proxy Statement has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies.  If at any time prior to the Closing, any party discovers any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statement made in the Proxy Statement not misleading, then such party shall immediately notify Buyer and Aspen of such misstatements or omissions.  Aspen shall promptly advise Buyer of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

8.8                               Financial Statements.  The Seller Representative shall use its commercially reasonable efforts to prepare, at the sole cost and expense of Buyer, either (i) statements of revenues and direct operating expenses and all notes thereto related to the Assets or (ii) such other financial statements as may be required by the SEC (such financial statements set forth in the foregoing clauses (i) and (ii), as applicable, the “Statements of Revenues and Expenses”) in each case of clauses (i) and (ii), that will be required of Buyer or any of its affiliates in connection with reports, registration statements and other filings to be made by Buyer or any of its affiliates related to the Transaction pursuant to the Securities Act of 1933 (“Securities Act”), or the Securities Exchange Act of 1934 (“Exchange Act”), in such form that such statements and the notes thereto can be audited.  The Seller Representative (x) shall cooperate with and permit Buyer to reasonably participate in the preparation of the Statements of Revenues and Expenses and (y) shall provide Buyer and its representatives with reasonable access to the personnel of Sellers and their affiliates who engage in the preparation of the Statements of Revenues and Expenses.  Promptly after the date of this Agreement, if requested by Buyer, the Seller Representative shall engage a mutually agreed upon accounting firm (“Accounting Firm”) to perform an audit of the Statements of Revenues and Expenses and shall use commercially reasonable efforts to cause Accounting Firm to issue unqualified opinions with respect to Statements of Revenues and Expenses (the Statements of Revenues and Expenses and related audit opinions being hereinafter referred to as the “Audited Financial Statements”) and provide its written consent for the use of its audit reports with respect to Statements of Revenues and Expenses in reports filed by Buyer or any of its affiliates under the Exchange Act or the Securities Act, as needed.  Buyer shall promptly reimburse the Seller Representative for all fees charged by Accounting Firm pursuant to such engagement.  The Seller Representative shall take all action as may be necessary to facilitate the completion of such audit and delivery of the Audited Financial Statements to Buyer or any of its affiliates as soon as reasonably practicable, but no later than five (5) days prior to the date that such Audited Financial Statements would be required to be filed by Buyer or any of its affiliates with a report on Form 8-K or an amendment thereto under the Exchange Act.  The Seller Representative shall provide to Buyer a draft of the Audited Financial Statements no later than ten (10) days prior to the date that such Audited Financial Statements would be required to be filed by Buyer or any of its affiliates with a report on Form 8-K or an amendment thereto under the Exchange Act.  The Seller Representative shall use its commercially reasonable efforts to keep Buyer regularly informed regarding the progress of such audit and also shall periodically provide Buyer with copies of drafts of the Audited Financial Statements and related audit opinions.

ARTICLE 9

CONDITIONS TO CLOSING

9.1                               Sellers’ Conditions.  The obligations of Sellers at the Closing are subject to the satisfaction, or waiver by the Seller Representative, at or prior to Closing of the following conditions precedent:

a.                                       Representations, Warranties and Covenants.  All representations and warranties of Buyer contained in Article 7 of this Agreement shall be true and correct in all material respects on and as of the Closing, and Buyer shall have performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing in all material respects.

b.                                      Closing Documents.  Buyer shall have executed and delivered the documents which are contemplated to be executed and delivered by it pursuant to Article 11 of this Agreement prior to or on the Closing Date.

c.                                       Aspen Shareholders’ Approval.  The Aspen Shareholders’ Approval shall have been received.

d.                                      Purchase Price Adjustment.  The sum of all Title Defect Adjustments shall not exceed Six Million Dollars ($6,000,000.00); provided, however, that Buyer may waive any downward adjustments that would otherwise be applicable in order to satisfy this condition.

e.                                       No Action.  No order shall have been entered by any court or governmental agency having jurisdiction over the parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and which remains in effect at the time of Closing.

9.2                               Buyer’s Conditions.  The obligations of Buyer at the Closing are subject to the satisfaction, or waiver by Buyer, on or prior to the Closing of the following conditions precedent:

a.                                       Representations, Warranties and Covenants.  The representations and warranties of Sellers contained in Article 6 of this Agreement shall be true and correct in all material respects on and as of the Closing Date, and Sellers shall have performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Sellers at or prior to the Closing in all material respects.

b.                                      Closing Documents.  Sellers shall have executed and delivered the documents which are contemplated to be executed and delivered by them pursuant to Article 11 of this Agreement prior to or on the Closing Date.

c.                                       Aspen Shareholders’ Approval.  The Aspen Shareholders’ Approval shall have been received.

d.                                      Purchase Price Adjustment.  The sum of all Title Defect Adjustments and all reductions to the Purchase Price pursuant to the last sentence of Section 4.13.a shall not exceed Six Million Dollars ($6,000,000.00) in the aggregate.

e.                                       Release of Liens.  Aspen shall have delivered to Buyer a release of liens and any required documentation related thereto under the Wells Fargo Note in form and substance reasonably acceptable to Buyer.

f.                                         No Action.  No order shall have been entered by any court or governmental agency having jurisdiction over the parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and which remains in effect at the time of Closing.

ARTICLE 10

RIGHT OF TERMINATION AND ABANDONMENT

10.1                        Termination.  This Agreement may be terminated at any time prior to the Closing, whether before or after the Aspen Shareholders’ Approval is obtained:

a.                                       by the mutual written consent of Buyer and the Seller Representative;

b.                                      by either Buyer or the Seller Representative, if the Closing has not occurred on or before August 31, 2009 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1.b shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Transaction to have been consummated on or before such date;

c.                                       by either the Seller Representative or Buyer, if any applicable law that makes consummation of the Transaction illegal is extant or if any judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the Transaction, and such judgment, injunction, order or decree becomes final and nonappealable; provided, however, that the right to terminate pursuant to this Section 10.1.c shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in such action;

d.                                      by the Seller Representative, if there has been a breach by Buyer of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 9.1.a and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery by the Seller Representative and receipt by Buyer of written notice of such breach or (y) the Termination Date;

e.                                       by Buyer, if there has been a breach by any Seller of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 9.2.a and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery by Buyer and receipt by the Seller Representative of written notice of such breach and (y) the Termination Date;

f.                                         by either the Seller Representative or Buyer, if the Aspen Shareholders’ Approval is not obtained because of the failure to obtain such approval upon a vote at the Aspen Meeting;

g.                                      by Buyer, if (i) Aspen or any other Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 8.2, 8.3, 8.6 or 8.7 or (ii) the Board of Directors of Aspen or any committee thereof shall have made an Adverse Recommendation Change;

h.                                      by Aspen, if (i) Aspen has delivered to Buyer a written notice of Aspen’s intent to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal received by Aspen (a “Notice of Superior Proposal”), (ii) five business days have elapsed following delivery to Buyer of a Notice of Superior Proposal, (iii) during such five business day period Aspen has fully cooperated with Buyer, including informing Buyer of the terms and conditions of such Superior Proposal and the identity of the person making such Superior Proposal and providing a copy of the merger, acquisition or other agreement effecting such Superior Proposal, with the intent of enabling Buyer to agree to a modification of the terms and conditions of this Agreement so that the Transaction may be effected, (iv) at the end of such five business day period the Board of Directors of Aspen has continued to reasonably believe that such Acquisition Proposal constitutes a Superior Proposal, (v) Aspen has paid to Buyer the Termination Fee and (vi) Aspen has entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of Aspen has resolved to do so.  It is understood and agreed that, prior to any termination pursuant to this Section 10.1.h taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a

“Modified Superior Proposal”) shall require a new Notice of Superior Proposal and a new five business day period with respect to such Modified Superior Proposal.

i.                                          by Buyer as provided in Sections 4.14 (Casualty Loss) or 5.3 (Environmental Defect).

10.2                        Effect of Termination.  In the event of the termination of this Agreement as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating party to Buyer or the Seller Representative, as applicable, specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to Sections 6.5 and 7.5, this Section 10.2, Section 10.3, and Article 15, this Agreement shall forthwith become null and void after such termination and there shall be no liability on the part of Buyer or any Seller; provided, however, that nothing herein shall relieve any party from any liability with respect to any willful or knowing breach of any representation, warranty, covenant or other obligation under this Agreement; provided, further, that if the Seller Representative terminates this Agreement pursuant to Section 10.1.b (failure to complete by Termination Date) and at the time of such termination all of the conditions set forth in Article 9 have been satisfied or waived by Buyer and Buyer is willing and able to consummate the Transaction, Buyer shall be entitled to specific performance of the terms hereof or, at its election, the prompt return of the Deposit, with all Interest.

10.3                        Expenses.

a.                                       Whether or not the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such costs or expenses, except as provided in this Section 10.3.

b.                                      Aspen shall pay Buyer a termination fee in the amount of Five Hundred Thousand Dollars $500,000.00 (the “Termination Fee”), in any of the following circumstances:

(i)                                     Buyer terminates this Agreement pursuant to Section 10.1.g (breach by Sellers of Sections 8.2, 8.3, 8.6 or 8.7 or in the event of an Adverse Recommendation Change by the Board of Directors of Aspen); provided, however, that, in the event of a termination pursuant to Section 10.1.g as a result of an Adverse Recommendation Change, Aspen shall not be required to pay the Termination Fee to Buyer pursuant to this Section 10.3.b.i prior to the consummation of a transaction constituting an Acquisition Proposal involving Aspen, and shall in no event be required to pay such fee if such consummation occurs more than twelve months after the termination of this Agreement;

(ii)                                  Aspen terminates this Agreement pursuant to Section 10.1.h (Superior Proposal); or

(iii)                               (A) Buyer or Seller terminates this Agreement pursuant to Section 10.1.b (failure to complete by Termination Date), or (B) either Buyer or Aspen terminates this Agreement pursuant to Section 10.1.f (failure to obtain the Aspen Shareholders’ Approval), and, in the case of both clauses (A) and (B), after the date hereof and prior to such termination, an Acquisition Proposal with respect to Aspen is publicly proposed by any person (other than Buyer or any of its affiliates) or any person publicly announces its intention (whether or not conditional) to make an Acquisition Proposal with respect to Aspen or such intention has otherwise become known to Aspen’s shareholders generally; provided, however, that Aspen shall not be required to pay the Termination Fee to Buyer pursuant to this Section 10.3.b.iii prior to the consummation of a transaction constituting an Acquisition Proposal involving Aspen, and shall in no event be required to pay such fee if such consummation occurs more than twelve months after the termination of this Agreement;

(iv)                              Buyer terminates this Agreement pursuant to Section 10.1.e (breach by Sellers of a representation, warranty, covenant or agreement).

c.                                       The Seller Representative shall be entitled to distribute the Deposit, and all Interest thereon, to the Sellers in the manner provided in Section 2.2 in either of the following circumstances, such entitlement representing the sole and exclusive remedy for Sellers for a breach of this Agreement by Buyer in such circumstances (it being understood and agreed that Buyer shall be entitled to the return of the Deposit, and all Interest thereon, promptly following a termination of this Agreement in all other circumstances (unless Buyer is granted specific performance hereof pursuant to the proviso set forth in Section 10.2)):

(i)                                     The Seller Representative terminates this Agreement pursuant to Section 10.1.d (breach by Buyer of a representation, warranty, covenant or agreement); or

(ii)                                  Buyer terminates this Agreement pursuant to Section 10.1.b (failure to complete by Termination Date) and at the time of such termination all of the conditions set forth in Article 9 have been satisfied or waived and Sellers are willing and able to consummate the Transaction.

d.                                      Aspen shall pay Buyer the costs and expenses incurred by Buyer in connection with this Agreement and the Transactions up to a maximum of $200,000.00 (the “Buyer Expenses”) in the event that Buyer terminates this Agreement pursuant to Section 10.1.g as the result of an Adverse Recommendation Change; provided, however, that, in the event that Aspen is subsequently required to pay a Termination Fee pursuant to the proviso set forth in Section 10.3.b.i, then, upon payment of such Termination Fee, the amount of the Buyer Expenses previously paid by Aspen shall be deducted therefrom.

e.                                       Except as otherwise set forth above, any payment required pursuant to this Section 10.3 shall be made within one business day after termination of this Agreement by wire transfer of immediately available funds to an account designated by Buyer.

ARTICLE 11

CLOSING

11.1                        Date of Closing.  Subject to Sellers’ and Buyer’s rights to terminate set forth in Article 10, the closing of the Transaction (the “Closing”) will be held on April 1, 2009 if the conditions set forth in Article 9 have been satisfied or waived as of such date; if such conditions are not satisfied or waived as of such date, the Closing will be held on the last day of the month in which such conditions are satisfied or waived (the date on which the Transaction is completed being referred to herein as the “Closing Date”), at Buyer’s office in Denver, Colorado, at 8:30 a.m. or at such other time and place as the parties may agree in writing.

11.2                        Closing Obligations.  At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

a.                                       Assignment of Assets.  Each Seller (or the Seller Representative on such Seller’s behalf) shall execute, acknowledge and deliver to Buyer (i) an Assignment, Bill of Sale and Conveyance of the Assets effective as of the Effective Time (in sufficient counterparts to facilitate filing and recording) substantially in the form of Exhibit D with a special warranty of title by, through and under Seller but not otherwise; with no warranties, express or implied, as to the personal property, fixtures or condition of the Assets which are conveyed “as is, where is;” (ii) such other assignments, bills of sale, or deeds necessary to transfer the Assets of such Seller to Buyer, including without limitation any conveyances on official forms and related documentation necessary to transfer the Assets to Buyer in accordance with requirements of state and federal governmental regulations.

b.                                      Preliminary Settlement Statement.  The Seller Representative shall deliver to Buyer and the Seller Representative and Buyer shall execute and deliver the Preliminary Settlement Statement.

c.                                       Purchase Price.  Buyer shall deliver to each Seller the appropriate Per Seller Closing Amount by wire transfer of immediately available funds to Seller or as directed by Seller; provided, however, that with respect to any Seller that has not timely provided wire instructions pursuant to Section 2.1, Buyer shall deliver such Seller’s Per Seller Closing Amount by check mailed to the address of such Seller as set forth herein or the relevant Joinder Agreement.

d.                                      Letters in Lieu.  Each Seller (or the Seller Representative on such Seller’s behalf) and Buyer shall execute and deliver all necessary letters in lieu of transfer orders directing all purchasers of production to pay Buyer the proceeds attributable to production from the Assets from and after the Effective Time.

e.                                       Sellers’ Certificates.  Each Seller (or the Seller Representative on such Seller’s behalf) shall execute and deliver to Buyer a certificate in form and substance similar to Exhibit F, stating that all conditions precedent to Closing have been satisfied.

f.                                         Buyer’s Officer’s Certificate.  Buyer shall execute and deliver to the Seller Representative an officer’s certificate in form and substance similar to Exhibit G, stating that all conditions precedent to Closing have been satisfied.

g.                                      Non-Foreign Affidavit.  In compliance with Section 1445 of the United States Internal Revenue Code, each Seller (or the Seller Representative on such Seller’s behalf) shall execute and deliver to Buyer a Non-Foreign Affidavit in the form of Exhibit H.

h.                                      Transfer Order.  In compliance with Section 3201 of the California Public Resources Code, Aspen and Buyer shall execute the California Division of Oil, Gas, and

Geothermal Resources (“DOGGR”) “Report of Property/Well Transfer or Acquisition” evidencing the transfer of the operatorship of the Wells.

i.                                          Resignation.                             Aspen shall, as of the Closing Date, execute and deliver to Buyer a letter evidencing Aspen’s resignation as operator of all Wells for which it acts as operator.

Notwithstanding the foregoing, it is understood and agreed that, pursuant to Section 4.13.b, Aspen shall be responsible for the transfer of the Assets of any Non-Aspen Seller that is party to an Indirect Joinder Agreement, including all Closing obligations associated therewith, and that no such Non-Aspen Seller shall have any obligations under this Section 11.2 except as may be otherwise provided in the applicable Indirect Joinder Agreement.

ARTICLE 12

POST-CLOSING OBLIGATIONS

12.1                        Post-Closing Adjustments.  As soon as practicable after the Closing, but on or before one hundred twenty (120) days after Closing, the Seller Representative shall prepare and deliver to Buyer a final settlement statement (the “Final Settlement Statement”) setting forth each adjustment or payment that was not finally determined as of the Closing and showing the calculation of such adjustment and the resulting final Purchase Price, including each final Per Seller Purchase Price (the “Final Purchase Price”).  As soon as practicable after receipt of the Seller Representative’s proposed Final Settlement Statement, but on or before thirty (30) days after such receipt, Buyer shall deliver to the Seller Representative a written report containing any changes that Buyer proposes to make to the Final Settlement Statement.  Buyer’s failure to deliver to the Seller Representative a written report detailing changes to the proposed Final Settlement Statement by that date shall be deemed an acceptance by Buyer of the Final Settlement Statement as submitted by the Seller Representative.  Buyer and the Seller Representative shall endeavor to agree with respect to the changes proposed by Buyer, if any, no later than thirty (30) days after receipt by the Seller Representative of Buyer’s comments to the proposed Final Settlement Statement.  The date upon which such agreement is reached or upon which the Final Purchase Price is established for the Transaction shall be called the “Final Settlement Date.”  If the Final Purchase Price allocable to any Seller is more than the relevant Per Seller Closing Amount, Buyer shall pay such Seller the amount of such difference.  If the Final Purchase Price allocable to any Seller is less than the relevant Per Seller Closing Amount, such Seller shall pay to Buyer the amount of such difference.  Any payment by Buyer or any Seller shall be by wire transfer in immediately available funds.  Any such payment shall be within five (5) days of the Final Settlement Date.

12.2                        Suspense Accounts.  Aspen currently maintains suspense accounts pertaining to oil and gas heretofore produced comprising monies payable to royalty owners, mineral owners and other persons with an interest in production that such Sellers have been unable to pay because the payees cannot be located (the “Suspense Accounts”).  A preliminary listing of the Suspense Accounts is set forth in Exhibit I.  At Closing, a downward adjustment to Aspen’s Per Seller Purchase Price will be made to convey the Suspense Accounts to Buyer and the Suspense Accounts will be included in the Preliminary Settlement Statement, with an adjustment made in the Final Settlement Statement, if necessary.  Buyer will assume full and complete responsibility and liability for proper payment of the funds comprising the Suspense Accounts as set forth on the “Final Suspense Account Statement,” which shall be provided by the Seller Representative to Buyer with the Final Settlement Statement required in Section 12.1 (including any liability under any unclaimed property law or escheat statute).  Buyer agrees to indemnify, defend and hold Sellers and their affiliated entities, together with their respective officers, directors, employees, agents and their respective successors and assigns, harmless from and against any and all liability, claims, demands, penalties and expenses (including attorneys’ fees) arising out of or pertaining to the proper payment and administration of the Suspense Accounts, limited, however to the total amount of the Suspense Accounts.

12.3                        Dispute Resolution.  If Buyer and the Seller Representative are unable to resolve disputes concerning the Final Settlement Statement or Final Purchase Price on or before thirty (30) days after the Final Settlement Statement is received by Buyer, such disputes shall be resolved in accordance with Section 14.5.d.

12.4                        Records.  The Seller Representative shall make the Records available for pick up by Buyer at a mutually agreeable time within ten (10) days of Closing.  At the Seller Representative’s request, Buyer shall make the Records available to the Seller Representative in Bakersfield, CA or Denver, CO, as appropriate, for review and copying during normal business hours.  Buyer agrees not to destroy or otherwise dispose of the Records for a period of four years after the Closing without giving the Seller Representative reasonable notice and an opportunity to copy the Records.

12.5                        Further Assurances.  From time to time after Closing, Sellers and Buyer shall each execute, acknowledge and deliver to the other such further instruments and take such other action as may be reasonably requested in order more effectively to assure to the other the full beneficial use and enjoyment of the Assets in accordance with the provisions of this Agreement and otherwise to accomplish the purposes of the Transaction.

12.6                        Records to be Filed with DOGGR.  As soon as practicable after the Closing, Buyer shall file with DOGGR all necessary reports and documents pertaining to the transfer of the Assets, including but not limited to the “Report of Property/Well Transfer or Acquisition,” and shall further ensure that all applicable oil and gas well indemnity bonds are on file with DOGGR.  Buyer shall further cooperate to the extent reasonably needed in the cancellation and termination of, and return to Aspen of, all of Aspen’s oil and gas well indemnity bonds on file with DOGGR that pertain to the Assets, or any of them including (without limitation) that certain bond in the amount of $250,000 further identified as follows: Aspen Exploration Corporation’s $250,000 Blanket Oil and Gas Well Cash Bond No. 6273416476, dated October 28, 2005.

12.7                        Disclaimers of Representations and Warranties.  The express representations and warranties of Sellers contained in this Agreement are exclusive and are in lieu of all other representations and warranties, express, implied or statutory.  BUYER ACKNOWLEDGES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, NO SELLER HAS MADE, AND SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES, AND BUYER HEREBY EXPRESSLY WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO (A) PRODUCTION RATES, RECOMPLETION OPPORTUNITIES,

DECLINE RATES, GAS BALANCING INFORMATION OR THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES OF HYDROCARBONS, IF ANY, ATTRIBUTABLE TO THE ASSETS, (B) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) NOW, HERETOFORE OR HEREAFTER FURNISHED TO BUYER BY OR ON BEHALF OF SELLER, (C) THE ENVIRONMENTAL CONDITION OF THE ASSETS, THEIR COMPLIANCE WITH ENVIRONMENTAL LAWS, AND THE PRESENCE OR ABSENCE OF HAZARDOUS SUBSTANCES OR NATURALLY OCCURRING RADIOACTIVE MATERIALS, (D) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (E) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (F) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (G) ANY RIGHTS OF PURCHASERS UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION, (H) ANY CLAIMS BY BUYER FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN AS OF THE EFFECTIVE TIME OR THE CLOSING DATE, AND (I) ANY AND ALL IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW, IT BEING THE EXPRESS INTENTION OF BOTH BUYER AND SELLERS THAT, EXCEPT AS OTHERWISE SET FORTH HEREIN, THE ASSETS WILL BE CONVEYED TO BUYER IN THEIR PRESENT CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE.  THE PARTIES AGREE THAT THIS SECTION 12.6 CONSTITUTES A CONSPICUOUS LEGEND.

ARTICLE 13

TAXES

13.1                        Apportionment of Ad Valorem and Property Taxes.  All ad valorem taxes, real property taxes, personal property taxes and similar obligations (the “Property Taxes”) attributable to the Assets with respect to the tax period in which the Effective Time occurs shall be apportioned as of the Effective Time between Sellers and Buyer.  Prior to Closing, the Seller Representative shall determine an estimate of the portion of the Property Taxes (based on the latest information then available), for the period in which the Effective Time occurs attributable to the period prior to the Effective Time (the “Seller Property Tax”).  Sellers shall credit to Buyer, through a downward adjustment to the Purchase Price, the amount of the Seller Property Tax.  Buyer shall file or cause to be filed all required reports and returns incident to the Property Taxes and shall pay or cause to be paid to the taxing authorities all Property Taxes relating to the tax period in which the Effective Time occurs.  If the Property Taxes used in determining the Seller Property Tax are not the actual Property Taxes for the tax period in which the Effective Time occurs, then upon the determination of the actual Property Taxes for such period by Buyer and the Seller Representative, the Seller Property Tax shall be recalculated based upon such actual Property Taxes (the “Revised Seller Property Tax”) and (i) if the Revised Seller Property Tax is greater than the Seller Property Tax, the relevant Seller shall promptly pay the difference between such amounts or (ii) if the Revised Seller Property Tax is less than the Seller Property Tax, Buyer shall promptly pay the relevant Seller the difference between such amounts.

13.2                        Transfer Taxes and Recording Fees.  The Purchase Price excludes, and Buyer shall be liable for, any stamp, documentary, filing, licensing, processing, recording, authorization and similar fees and charges.  Sellers, on the one hand, and Buyer, on the other hand, shall each bear one half of any sales or transfer taxes assessed in connection with the Transaction.

13.3                        Other Taxes.  All severance, production, excise, conservation and similar taxes attributable to the Assets that are based upon or measured by the production of Hydrocarbons (excluding Property Taxes which are addressed in Section 13.1) shall be deemed to accrue and be attributable to the period during which such production occurred, and shall be apportioned between the Sellers and Buyer as of the Effective Time.  All such taxes that have accrued with respect to the period prior to the Effective Time have been or will be properly paid or withheld by Sellers, and all statements, returns, and documents pertinent thereto have been or will be properly filed.  Buyer shall be responsible for paying or withholding or causing to be paid or withheld all such taxes that have accrued after the Effective Time and for filing all statements, returns, and documents incident thereto.

13.4                        Tax Reports and Returns.  For tax periods in which the Effective Time occurs, Sellers agree to immediately forward to Buyer copies of any tax reports and returns received by Sellers after Closing and provide Buyer with any information Sellers have that is necessary for Buyer to file any required tax reports and returns related to the Assets.  Buyer agrees to file all tax returns and reports applicable to the Assets that Buyer is required to file after the Closing.

13.5                        Purchase Price Allocation.  The allocations set forth in Exhibit C shall be used by Sellers and Buyer as the basis for reporting the transactions described herein for all income tax purposes.  Sellers and Buyer agree to file and to cause their affiliates to file all income tax returns in accordance with such allocations, and except as and to the extent required pursuant to an adjustment to the Purchase Price by reason of the operation of Section 2.3 or a final determination (as defined in Section 1313(a) of the Code or corresponding provisions of state or local law), agree not to take, or cause to be taken, any action that would be inconsistent with such allocations in any tax return, audit, litigation or otherwise.

ARTICLE 14

ASSUMPTION AND RETENTION OF

OBLIGATIONS; INDEMNIFICATION

14.1                        Buyer’s Assumption of Liabilities and Obligations.  Upon Closing, Buyer shall assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations (“Obligations”) accruing or relating to (i) the owning, developing, exploring, operating or maintaining of the Assets or the producing, transporting and marketing of Hydrocarbons from the Assets from and after the Effective Time, including, without limitation, the payment of Property Expenses,  Buyer’s Plugging and Abandonment Obligations (as defined in Section 14.3), the make-up and balancing obligations for overproduction of gas from the Wells, all liability for royalty and overriding royalty payments made and Taxes paid with respect to the Assets for periods after the Effective Time and (ii) the environmental condition of the Assets except for any condition for which Buyer is indemnified by Sellers under Section 14.4.a (collectively, the “Assumed Liabilities”).

14.2                        Sellers’ Retention of Liabilities and Obligations.  Upon Closing, each Seller shall retain and pay (i) all Property Expenses and other Obligations of such Seller relating to the ownership and operation of its Assets and the producing, transporting and marketing of Hydrocarbons from such Assets prior to the Effective Time, other than Assumed Liabilities, (ii) all liability for personal injury and employment claims related to the ownership and operation of such Assets prior to the Effective Time and (iii) all liability for royalty and overriding royalty payments due, owing or made and Taxes due, owing or paid prior to the Effective Time with respect to such Assets (collectively, the “Retained Liabilities”).

14.3                        Buyer’s Plugging and Abandonment Obligations.  In addition to the Assumed Liabilities, upon Closing Buyer assumes full responsibility and liability for the following plugging and abandonment obligations related to all Wells (“Buyer’s Plugging and Abandonment Obligations”), regardless of whether they are attributable to the ownership or operation of the Assets before or after the Effective Time.  All operations by Buyer under this Section shall be conducted in a good and workmanlike manner and in compliance with all applicable laws and regulations.

a.                                       The necessary and proper plugging, replugging and abandonment of all Wells;

b.                                      The necessary and proper removal, abandonment and disposal of all structures, pipelines, equipment, abandoned property, trash, refuse and junk located on or comprising part of the Assets;

c.                                       The necessary and proper capping and burying of all associated flow lines located on or comprising part of the Assets;

d.                                      The necessary and proper restoration and reclamation of the surface used for operation of the Assets and subsurface to the condition required by applicable laws, regulations or contract;

e.                                       All obligations relating to the items described in Section 14.3.a. through Section 14.3.d. arising from contractual requirements and demands made by courts, authorized regulatory bodies or parties claiming a vested interest in the Assets; and

f.                                         Obtaining and maintaining all bonds, or supplemental or additional bonds, that may be required contractually or by governmental authorities.

14.4                        Indemnification.  “Losses” shall mean any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the costs of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related to or reasonably incident to matters indemnified against; excluding however any special, punitive or exemplary damages.

After the Closing, Buyer and Sellers shall indemnify each other as follows:

a.                                       Sellers’ Indemnification of Buyer.  Each Seller, severally and not jointly, assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Buyer and its officers, directors, employees and agents, from and against all Losses which arise from or in connection with (i) the Retained Liabilities, (ii) any material breach of any representation or warranty made by such Seller, (iii) any matter for which such Seller has agreed to indemnify Buyer under this Agreement, and (iv) any material breach by such Seller of any covenant under this Agreement.

b.                                      Buyer’s Indemnification of Sellers.  Buyer assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless each Seller and such Seller’s officers, directors, employees and agents, from and against all Losses which arise from or in connection with (i) the Assumed Liabilities, (ii) any material breach of any representation or warranty made by Buyer, (iii) any matter for which Buyer has agreed to indemnify such Sellers under this Agreement, and (iv) any material breach by Buyer of any covenant under this Agreement.

14.5                        Procedure.  The indemnifications contained in Section 14.4 shall be implemented as follows:

a.                                       Coverage.  Such indemnity shall extend to all Losses suffered or incurred by the Indemnified Party, as defined below.

b.                                      Claim Notice.  The party seeking indemnification under the terms of this Agreement (the “Indemnified Party”) shall submit a written claim notice (the “Claim Notice”) to the other party (“Indemnifying Party”) which, to be effective, must state:  (i) the amount of each payment claimed by an Indemnified Party to be owing, (ii) the basis for such claim, with reasonably available supporting documentation, and (iii) a list identifying to the extent reasonably possible each separate item of Loss for which payment is so claimed.  The amount claimed shall be paid by the Indemnifying Party to the extent required herein within ten (10) days after receipt of the Claim Notice, or after the amount of such payment has been finally established, whichever last occurs.

c.                                       Information.  Within twenty (20) days after the Indemnified Party receives notice of a claim or legal action that may result in a Loss for which indemnification may be sought under this Article 14 (“Claim”), the Indemnified Party shall give a Claim Notice to the Indemnifying Party; provided, however, that the failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party of its indemnification obligations except to the extent that such failure actually and materially prejudices the rights of the Indemnifying Party.  If the Indemnifying Party or its counsel so requests, the Indemnified Party shall furnish the Indemnifying Party with copies of all pleadings and other information with respect to such Claim.  At the election of the Indemnifying Party made within sixty (60) days after receipt of the Claim Notice, the Indemnified Party shall permit the Indemnifying Party to assume control of such Claim (only to the extent that such Claim, legal action or other matter relates to a Loss for which the Indemnifying Party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of litigation through attorneys of the Indemnifying Party’s choice; provided, however, that no such settlement can result in any liability or cost to the Indemnified Party without its consent.  If the

Indemnifying Party elects to assume control, (i) any expense incurred by the Indemnified Party thereafter for investigation or defense of the matter shall be borne by the Indemnified Party, and (ii) the Indemnified Party shall give all reasonable information and assistance, other than pecuniary, that the Indemnifying Party shall deem necessary to the proper defense of such Claim, legal action, or other matter.  In the absence of such an election, the Indemnified Party will use its best efforts to defend, at the Indemnifying Party’s expense, any Claim, legal action or other matter to which such other party’s indemnification under this Article 14 applies until the Indemnifying Party assumes such defense, and, if the Indemnifying Party fails to assume such defense within the time period provided above, settle the same in the Indemnified Party’s reasonable discretion at the Indemnifying Party’s expense.  If such a Claim requires immediate action, both the Indemnified Party and the Indemnifying Party will cooperate in good faith to take appropriate action so as not to jeopardize defense of such Claim or either party’s position with respect to such Claim.

d.                                      Dispute Resolution.  If the existence of a valid Claim or amount to be paid by an Indemnifying Party is in dispute, the parties agree to submit determination of the existence of a valid Claim or the amount to be paid pursuant to the Claim Notice to binding arbitration.  The arbitration shall be before a three person panel of neutral arbitrators, consisting of one person each to be selected by the Seller Representative and Buyer, and the third to be selected by the arbitrators selected by the Seller Representative and Buyer.  The arbitrators shall conduct a hearing no later than sixty (60) days after submission of the matter to arbitration, and a written decision shall be rendered by the arbitrators within thirty (30) days of the hearing.  Any payment due pursuant to the arbitration shall be made within fifteen (15) days of the arbitrators’ decision.  This Section excludes those matters addressed in Sections 4.9 and 5.4 of this Agreement.

14.6                        No Insurance; Subrogation.  The indemnifications provided in this Article 14 shall not be construed as a form of insurance.  Each Seller and Buyer waive for themselves, their successors or assigns, including without limitation, any insurers, any rights to subrogation for Losses for which each of them is respectively liable or against which each respectively indemnifies the other, and, if required by applicable policies, each Seller and Buyer shall obtain waiver of such subrogation from their respective insurers.

14.7                        Reservation as to Non-Parties.  Nothing in this Agreement is intended to limit or otherwise waive any recourse any Seller or Buyer may have against any non-party for any obligations or liabilities that may be incurred with respect to the Assets.

ARTICLE 15

MISCELLANEOUS

15.1                        Exhibits, Etc.  The Exhibits, Annexes and Schedules referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.

15.2                        Notices.  All notices and communications required or permitted under this Agreement shall be in writing and addressed, if to a Non-Aspen Seller, to the address set forth on the relevant Joinder Agreement, and otherwise as follows:

If to Aspen:	Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, Colorado 80224
	Attention:	R.V. Bailey, Chairman
	Telephone:	(303) 639-9860
	Facsimile:	(303) 639-9863

If to Buyer:	Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202
Attention: Terry Sherban
Telephone: (303) 626-8303
Facsimile: (303) 626-8315

and

Venoco, Inc.
6267 Carpinteria Ave.
Carpinteria, CA 90313
Attention: Terry Anderson
Telephone: (805) 745-2253

Any communication or delivery hereunder shall be deemed to have been duly made and the receiving party charged with notice (i) if personally delivered, when received, (ii) if faxed, when received if receipt is confirmed by telephone by the sender, (iii) if mailed, certified mail, return receipt requested, on the date set forth on the return receipt or (iv) if sent by overnight courier, one day after sending.  Any party may, by written notice so delivered to the other party, change the address or individual to which delivery shall thereafter be made.

15.3                        Amendments.  This Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by Buyer and the Seller Representative, who shall be authorized to approve any amendment or waiver on behalf of all Sellers.

15.4                        Assignment.  Subject to Section 4.13.b, prior to Closing, no party shall assign all or any portion of its respective rights or delegate all or any portion of its respective duties hereunder without the prior written consent of Buyer and the Seller Representative, and any purported assignment in violation of the foregoing shall be void.

15.5                        Press Releases.  Neither Buyer nor any Seller, nor any of their respective affiliates or representatives, shall issue or cause the publication of any press release or other announcement with respect to the Transaction without the prior consent of Buyer and Aspen, except that Buyer or Aspen may make such announcements or filings with the SEC as may be required by applicable law.  Each of Buyer and Aspen shall use its reasonable efforts to provide copies of any such release or filing to the other, and give due consideration to such comments as each such other party may have, prior to such release or other announcement.  Each party agrees that Aspen may issue a press release in the form set forth as Annex VII and file with the SEC a current report on Form 8-K in the form set forth on Annex VIII.

15.6                        Headings.  The headings of the articles and sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

15.7                        Counterparts.  This Agreement may be executed by Sellers and Buyer in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.  Execution can be evidenced by fax signatures.

15.8                        References.  References made in this Agreement, including use of a pronoun, shall be deemed to include, where applicable, masculine, feminine, singular or plural, individuals, partnerships or corporations.  As used in this Agreement, “person” shall mean any natural person, corporation, partnership, court, agency, government, board, commission, trust, estate or other entity or authority.

15.9                        Governing Law.  This Agreement shall be construed in accordance with, and governed by, the laws of the State of California without regard to principles of conflicts of law.  The validity of the various conveyances affecting the title to real property Assets shall be governed by and construed in accordance with the laws of the State of California.  Notwithstanding the foregoing, Articles 8 (other than Sections 8.1 and 8.8) and 10 shall be construed in accordance with, and governed by, the laws of the State of Delaware without regard to principles of conflicts of law.

15.10                 Removal of Signs.  Buyer shall remove all of Sellers’ well and lease signs within thirty (30) days of the Closing Date.

15.11                 Binding Effect.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns.

15.12                 Survival.  The following shall survive Closing until the date that is six months following the Closing Date: (i) all post-closing obligations and indemnities of Sellers and Buyer under Article 14, subject to the limitations set forth herein, (ii) Sellers’ representations and warranties in Article 6 and, (iii) Buyer’s representations and warranties in Article 7; provided, however, that all post-closing obligations and indemnities of Sellers and Buyer relating to the Purchase Price adjustments contemplated by Sections 2.3 and 12.1 shall survive until resolved pursuant to the terms hereof, and any claim for indemnification made on or prior to the date that is six months following the Closing Date shall survive until such claim is resolved pursuant to the terms hereof.

15.13                 No Third-Party Beneficiaries.  This Agreement is intended only to benefit the parties hereto and their respective permitted successors and assigns.

15.14                 Limitation on Damages.  The parties hereto expressly waive any and all rights to special, punitive or exemplary damages resulting from breach of this Agreement.

15.15                 Severability.                            Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and this Agreement will be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

15.16                 Knowledge.  As used throughout this Agreement, the term “knowledge” or “best knowledge” or “best of Seller’s knowledge,” whether or not such term is written in lower or upper case, means the actual knowledge of (i) in the case of a Seller that is an entity, the officers and employees of Seller involved at a supervisory or higher level, including any executive officer or (ii) in the case of a Seller that is a natural person, such Seller, of any fact, circumstance, or condition after reasonable inquiry.

15.17                 Aspen as Seller Representative.

a.                                       Each of the Sellers, other than Aspen, by the execution of this Agreement (including a Joinder Agreement), hereby irrevocably appoints Aspen as the exclusive agent, proxy and attorney in fact for such Seller for all purposes of this Agreement as to which Aspen is authorized to act as the Seller Representative pursuant to the terms hereof, and all actions incidental thereto, including, but not limited to: (a) the determination of the Preliminary Settlement Statement and Final Settlement Statement and adjustments to the Seller’s Per Seller Closing Amount and Per Seller Purchase Price related thereto, (b) the evaluation of asserted Title Defects and Title Defect Adjustments affecting the Seller’s Assets, (c) the evaluation of asserted Environmental Defects, (d) the waiver of any condition set forth in Section 9.1, (e) any action (or inaction) taken with respect to the termination of this Agreement, (f) any amendment to this Agreement, including an amendment that does not affect all Sellers equally, (g) the execution of documents to be delivered at Closing (provided, however, that the foregoing shall not prohibit any Seller from executing any such documents on its own behalf) and (h) the initiation, defense or resolution of any dispute relating to any of the foregoing.  Aspen, as attorney in fact, shall take all such further actions contemplated by this Agreement, execute and deliver all such further agreements, instruments, certificates, documents and amendments relating thereto or contemplated therein, in each case as it deems necessary or advisable in order to carry out the transactions contemplated by the foregoing, in the name and on behalf of such Seller.  Such Seller agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Aspen and Buyer and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Seller.  As between Sellers and Buyer, all decisions and actions by Aspen in its capacity as Seller Representative, and all actions incidental thereto, shall be binding upon such Seller, and such Seller shall not have the right to object, dissent, protest or otherwise contest the same in any manner that would affect Buyer or its rights hereunder.  Such Seller agrees that Buyer shall be entitled to rely on any action taken or omission to act by Aspen in its capacity as Seller Representative on behalf of such Seller (an “Authorized Action”), and that each Authorized Action shall, with respect to Buyer, be binding on such Seller as fully as if such Seller had taken such Authorized Action.

b.                                      Nothing herein shall relieve the Seller Representative from its duty of good faith and fair dealing with respect to the other Sellers.  The Seller Representative will act in good faith in what it reasonably believes to be the collective best interests of the Sellers and will be liable to any Seller that suffers loss or damage as a result of the Seller Representative’s willful misconduct or gross negligence.  Each Seller agrees that in no event will Buyer have any liability to such Seller with respect to any action or inaction of the Seller Representative in its capacity as such.  The Seller Representative agrees to use reasonable efforts to provide promptly to each affected Seller all notices or communications received from Buyer pursuant to this Agreement and to keep Sellers generally informed of the status of the Transaction and other matters that may materially affect Sellers’ rights hereunder.  Each such other Seller agrees to use reasonable efforts to provide promptly to the Seller Representative all information required to be provided by such Seller hereunder and any other information that is reasonably necessary for the Seller Representative to perform its obligations hereunder.

15.18                 Waiver of Jury Trial.  THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT AND ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH.

15.19                 Waiver.  The waiver or failure of any party to enforce any provision of this Agreement shall not be construed or operate as a waiver of any further breach of such provision or of any other provision of this Agreement.

15.20                 Entire Agreement.  This Agreement and the Exhibits, Annexes and other writings referred to herein or delivered pursuant hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

15.21                 Effectiveness.  This Agreement shall not become effective and shall not be binding upon any party hereto until executed by Aspen, each other Initial Seller, and Buyer.

The undersigned have executed, or caused this Agreement to be executed by a duly authorized officer, as of the date first written above.

Aspen:		Buyer:

ASPEN EXPLORATION CORPORATION		VENOCO, INC.

By:	/s/ R.V. Bailey	By:	/s/ Timothy Marquez

Its:	Chairman	Its:	Chief Executive Officer